MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Harvest Energy Trust should be read in conjunction with our audited consolidated financial statements and accompanying notes for the years ended December 31, 2009 and 2008.  The information and opinions concerning our future outlook are based on information available at March 5, 2010.

In this MD&A, reference to "Harvest", "we", "us" or "our" refers to Harvest Energy Trust and all of its controlled entities on a consolidated basis.  All references are to Canadian dollars unless otherwise indicated.  Tabular amounts are in thousands of dollars unless otherwise stated. Natural gas volumes are converted to barrels of oil equivalent (“boe”) using the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel of oil (“bbl”). Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  In accordance with Canadian practice, petroleum and natural gas revenues are reported on a gross basis before deduction of Crown and other royalties.  In addition to disclosing reserves under the requirements of National Instrument 51-101, we also disclose our reserves on a company interest basis which is not a term defined under National Instrument 51-101.  This information may not be comparable to similar measures by other issuers.

NON-GAAP MEASURES
Throughout this MD&A we have referred to certain measures of financial performance that are not specifically defined under Canadian GAAP.  Cash G&A and Operating Netbacks are non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes.  Cash G&A are G&A expenses excluding the effect of our unit based compensation plans, while Operating Netbacks are always reported on a per boe basis, and include gross revenue, royalties, operating expenses, and transportation and marketing expenses.  Gross Margin is also a non-GAAP measure and is commonly used in the refining industry to reflect the net funds received from the sale of refined products after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue.  Earnings From Operations is also a non-GAAP measure and is commonly used in the petroleum and natural gas and refining industries to reflect operating results before items not directly related to operations.

FORWARD-LOOKING INFORMATION
This MD&A highlights significant business results and statistics from our consolidated financial statements for the year ended December 31, 2009 and the accompanying notes thereto.  In the interest of providing our Unitholders and potential investors with information regarding Harvest, including our assessment of our future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks associated with conventional petroleum and natural gas operations; risks associated with refining and marketing operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in our regulatory reports and filings made with securities regulators.

Forward-looking statements in this MD&A include, but are not limited to, the forward looking statements made in the “Outlook” section as well as statements made throughout with reference to production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, administrative costs, price risk management activity, acquisitions and dispositions, capital spending, reserve estimates, distributions, access to credit facilities, capital taxes, income taxes, cash from operating activities, and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects”, and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated.  We assume no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law.  Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Consolidated Financial and Operating Highlights – 2009

•
The Arrangement Agreement with Korea National Oil Corporation (“KNOC”) closed December 22, 2009 with the acquisition of all the issued and outstanding trust units by KNOC’s Canadian subsidiary, KNOC Canada Ltd.

•
Cash from operating activities of $473.6 million decreased from $655.9 million in the prior year as a $502.6 million decline in the contribution from upstream operations was was only partially offset by a $263.6 million reduction in the cash settlements on price risk management contracts, a $25.3 million increase in contribution from downstream operations and a $28.2 million reduction in cash interest expense.

•
Upstream operations contributed $443.3 million of cash, down from $945.9 million in the prior year, reflecting the 38% year-over-year drop in realized commodity prices and an 8% reduction in production, partially offset by lower operating costs.

•
Capital spending of $186.3 million in our upstream business, combined with net dispositions for the year, resulted in finding and development costs, including changes in future development costs, of $22.56 per boe of proved reserves and a reduction in Gross Proved plus Probable Reserves to 199.5 mmboe from 219.9 mmboe in the prior year.

•
Downstream operations contributed $108.9 million of cash reflecting modestly improved refining margins partially offset by reduced annual throughput due to the turnaround of the hydrocracking and hydrogen units.

•	Capital expenditures in our downstream operations totaled $43.9 million relating to various capital improvement projects including some debottlenecking initiatives.
•	Lower commodity prices resulted in $62.8 million of favourable cash settlements on our price risk management contracts.
•
Balance sheet liquidity was improved with the approximate $600 million repayment of bank indebtedness concurrent with the closing of the Arrangement Agreement with Korea National Oil Corporation on December 22, 2009 combined with the issuance of 17,330,000 Trust Units for net proceeds of $120.2 million in the Second Quarter.

SELECTED INFORMATION
The table below provides a summary of our financial and operating results for the years ended December 31, 2009, 2008 and 2007.

	Year Ended December 31
($000’s except where noted)	2009	2008	2007

Revenue, net(1)	3,139,085	5,489,364	4,069,600

Cash From Operating Activities	473,602	655,887	641,313
Per Trust Unit, basic	$2.73	$4.29	$4.63
Per Trust Unit, diluted	$2.72	$4.05	$4.30

Net Income (Loss)(2)	(935,634)	212,019	(25,676)
Per Trust Unit, basic	$(5.38)	$1.39	$(0.19)
Per Trust Unit, diluted	$(5.38)	$1.39	$(0.19)

Distributions declared	164,770	551,325	610,280
Distributions declared, per Trust Unit	$1.00	$3.60	$4.40
Distributions declared as a percentage of Cash From Operating Activities	35%	84%	95%

Bank debt	428,017	1,226,228	1,279,501
7 7/8% Senior Notes(3)	259,119	298,210	241,148
Convertible Debentures(4)	837,870	827,759	651,768
Total long-term financial debt(3) (4)	1,525,006	2,352,197	2,172,417

Total assets	4,404,912	5,745,407	5,451,683

UPSTREAM OPERATIONS
Daily Production
Light to medium oil (bbl/d)	23,651	25,093	27,165
Heavy oil (bbl/d)	10,261	12,162	14,469
Natural gas liquids (bbl/d)	2,718	2,624	2,412
Natural gas (mcf/d)	90,097	96,315	97,744
Total daily sales volumes (boe/d)	51,646	55,932	60,336

Operating Netback ($/boe)	25.71	47.89	29.89

Cash capital expenditures	186,276	271,312	300,674
Business and property acquisitions, net	(62,116)	128,773	138,156

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	83,939	103,497	98,617
Average Refining Margin (US$/bbl)	9.12	7.16	10.05

Cash capital expenditures	43,875	56,162	44,111
(1)Revenues are net of royalties.

(2)Net Income (Loss) includes a future income tax recovery of $ 28.0 million (2008 – $108.6 million expense; 2007 – $65.8 million expense) and an unrealized net loss from risk management activities of $37.9 million (2008 - net gains of $185.9 million; 2007 – net losses of $147.8 million) for the year ended December 31, 2009.  Please see Notes 18 and 20 to the Consolidated Financial Statements for further information.

(3)Includes current portion of 7 7/8% Senior Notes.
(4)Includes current portion of Convertible Debentures.

REVIEW OF OVERALL PERFORMANCE
Harvest is an integrated energy trust with our petroleum and natural gas business focused on the operation and further development of assets in western Canada (our “upstream operations”) and our refining and marketing business focused on the safe operation of a medium gravity sour crude oil hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (our “downstream operations”).  Our earnings and cash flow from operating activities are largely determined by the realized prices for our crude oil and natural gas production as well as refined product crack spreads, including the effects of changes in the U.S. dollar to Canadian dollar exchange rate.  Recently, changes in crude oil and natural gas prices and the exchange rate between U.S. dollars and Canadian dollars have moved together with changes in the currency exchange rate partially offsetting changes in crude oil and natural gas prices.

On October 21, 2009, Harvest entered into an Arrangement Agreement (the “Arrangement) with Korea National Oil Corporation (“KNOC”) for the purchase of all of the issued and outstanding Trust Units of Harvest at a price of $10.00 per Trust Unit for an aggregate cash consideration of approximately $1.8 billion plus the assumption of approximately $2.3 billion of debt.  The Arrangement closed December 22, 2009 with the acquisition of all the issued and outstanding trust units by KNOC’s Canadian subsidiary, KNOC Canada Ltd.  As a result of the acquisition, Harvest Trust Units were delisted from both the Toronto Stock Exchange and the New York Stock Exchange.

During 2009, cash from operating activities totaled $473.6 million, a $182.3 million decrease as compared to $655.9 million in the prior year.  Cash generated from our upstream operations of $443.3 million in 2009 was approximately half the $945.9 million in the prior year, while the cash generated in our downstream operations of $108.9 million increased by 30% over the $83.6 million generated in the prior year.  The $502.6 million decrease in our upstream operations reflects the year-over-year drop in commodity prices as well as lower production due to reduced capital spending and normal decline.  The increased contribution from our downstream operations reflects the stronger gasoline and HSFO margins partially offset by reduced distillate margins, decreased discounts on feedstock costs and reduced annual throughput.  We also realized a $263.6 million favourable change in the cash settlements of our price risk management contracts.

Our upstream operations averaged production of 51,646 boe/d in 2009 as compared to 55,932 boe/d in the prior year, reflecting an 8% reduction that was primarily due to reduced capital spending, net property dispositions and normal decline.  Our operating costs of $258.7 million in 2009 were $42.2 million lower than the prior year mainly due to reduced power costs and reductions in repairs and maintenance and well servicing expenditures.  Our operating netback of $25.71 per boe represents a 46% decrease over the prior year and is primarily attributed to lower commodity prices.

With our reduced level of capital spending and net dispositions for the year, our proved reserves at December 31, 2009 totaled 140.3 million boe down from 154.3 million boe at the end of 2008 and our proved plus probable reserves at December 31, 2009 totaled 199.5 million boe down from 219.9 million boe at the end of 2008.  Including changes in future development costs, our 2009 finding and development costs averaged $22.56 per boe of proved reserves as compared to $25.97 per boe in the prior year and a three year average of $25.65 per boe. Including changes in future development costs, our 2009 finding, development and acquisition costs averaged $19.80 per boe of proved reserves as compared to $27.90 per boe in the prior year and a three year average of $24.89 per boe respectively. Proved reserve additions of 6 million boe are attributed to our 2009 capital program, enhanced oil recovery plans and new undeveloped reserves which, when coupled with the 1.1 million boe of net sold reserves during the year from our A&D program replaced 26% of 2009 production. Proved plus Probable reserve additions were net negative due to our disposition program, conversion of previously booked undeveloped probable reserves to proved, and some negative revisions. Relative to our 2009 netback price of $25.71/boe, our proved finding and development costs represent a recycle ratio of 1.1 while our finding, development and acquisition costs represent a recycle ratio of 1.3.

During 2009, our downstream operations generated $108.9 million of cash as compared to $83.6 million in the prior year with the increased contribution primarily the result of a $21.9 million increase in gross margin.  Operationally, the refinery’s performance throughout the year was solid, particularly during the period of greatest refining margin strength in the first quarter.  The improved gross margin is a result of record setting margins in the First Quarter of 2009 from the operational hedging gain generated by the month-to-month hedging of the West Texas Intermediate (“WTI”) price component of our crude oil feedstock purchase commitments through the Supply and Offtake Agreement we have with Vitol Refining S. A.  A major planned turnaround was successfully completed during the second quarter, during which we expanded the capacity of our hydrocracking unit from 37,000 to 38,000 barrels per stream-day.  The post-turnaround operations in the third quarter resulted in throughputs on par with the first quarter; however, margins were considerably reduced from those in the first quarter.  The fourth quarter margins were also weak, and we successfully took advantage of particularly weak margin periods to reduce throughputs and complete some deferrable maintenance activities.

Refinery throughput averaged 83,939 bpd, representing a 73% utilization rate, primarily due to a shutdown in the Second Quarter to successfully complete a 42-day planned turnaround of the hydrocracking and hydrogen units, replacement of distillate hydrotreating and hydrocracking catalyst and regeneration of the naphtha reforming unit catalyst costing approximately $47.5 million.  Fourth Quarter throughputs were also reduced to optimize refinery economics in response to changing market conditions and to conduct some planned maintenance on the crude and platformer units.

In 2009, lower commodity prices resulted in $62.8 million of favourable cash settlements on our price risk management contracts.

On June 4, 2009 we issued 17,330,000 Trust Units at an issue price of $7.30 per Trust Unit for net proceeds of $120.2 million after issue costs and used the net proceeds to reduce our bank borrowings.

Concurrent with closing the Arrangement, KNOC purchased an additional 60 million units at $10 per unit. Harvest repaid approximately $600 million of existing bank indebtedness and entered into an amended $600 million credit facility with a syndicate of lenders.  In accordance with the indentures governing Harvest’s 7 7/8% Senior Notes and Convertible Debentures, KNOC made an offer to re-purchase these securities from their holders at a price of 101% of the principal amount plus accrued and unpaid interest.  On January 29, 2010, KNOC agreed to make an additional capital contribution to Harvest of approximately $465.7 million, the proceeds of which was initially used to repay existing indebtedness.

In 2009, we declared distributions to Unitholders totaling $164.8 million ($1.00 per Trust Unit) representing 35% of our cash flow from operating activities as compared to $551.3 million ($3.60 per Trust Unit) representing 84% of our cash flow from operating activities in 2008.  This decrease in distributions was due to a change in our monthly distribution from $0.30 per Trust Unit to $0.05 per Trust Unit commencing in March 2009, coupled with the suspension of distributions for the final two months of 2009 as a result of the Arrangement with KNOC.

Business Segments
The following table presents selected financial information for our two business segments:

	Year Ended December 31
	2009			2008
(in $000’s)	Upstream	Downstream	Total	Upstream	Downstream	Total
Revenue(1)	757,448	2,381,637	3,139,085	1,294,769	4,194,595	5,489,364
Earnings From Operations(2)	(679,810)	(173,300)	(853,110)	498,786	14,125	512,911
Capital expenditures	186,276	43,875	230,151	271,312	56,162	327,474
Total assets(3)	3,041,971	1,362,941	4,404,912	3,933,632	1,775,688	5,745,407

(1)Revenues are net of royalties.
(2)This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(3)Total assets on a consolidated basis as at December 31, 2009 include nill (2008 - $36.1 million) relating to the fair value of risk management contracts.

Our upstream and downstream operations are each discussed separately in the sections that follow.  Additionally, we have included a section entitled “Risk Management, Financing and Other” that discusses, among other things, our cash flow risk management program.

UPSTREAM OPERATIONS

2009 Highlights
•
Operating cash flow of $443.3 million represents a decrease of $502.6 million over the prior year and reflects the year-over-year drop in commodity prices as well as lower production due to reduced capital spending and normal decline.

•	Average production of 51,646 boe/d as compared to production of 55,932 boe/d in the prior year reflecting normal decline rates and the impact of reduced capital spending.

•
Operating costs of $258.7 million ($13.72/boe) were $42.2 million lower than the $300.9 million ($14.70/boe) in the prior year, mainly due to reduced power costs and reductions in repairs and maintenance and well servicing expenditures.

•	Operating netback of $25.71/boe represents a $22.18/boe (46%) decrease over the prior year and is attributed to substantially lower commodity prices.

•	Capital spending of $186.3 million included the drilling of 107 wells (76.6 on a net basis) with a 99% success rate.

Summary of Financial and Operating Results
	Year Ended December 31
(in $000’s except where noted)	2009	2008	Change

Revenues	886,308	1,543,214	(43%)
Royalties	(128,860)	(248,445)	(48%)
Net revenues	757,448	1,294,769	(41%)

Operating expenses	258,675	300,890	(14%)
General and administrative	36,452	32,868	11%
Transportation and marketing	14,228	13,490	5%
Depreciation, depletion, amortization and accretion	450,291	448,735	0%
Goodwill Impairment	677,612	-	100%

Earnings (Loss) From Operations(1)	(679,810)	498,786	(236%)

Cash capital expenditures (excluding acquisitions)	186,276	271,312	(31%)
Property and business acquisitions, net of dispositions	(62,116)	128,773	(148%)

Daily sales volumes
Light to medium oil (bbl/d)	23,651	25,093	(6%)
Heavy oil (bbl/d)	10,261	12,162	(16%)
Natural gas liquids (bbl/d)	2,718	2,624	4%
Natural gas (mcf/d)	90,097	96,315	(6%)
Total (boe/d)	51,646	55,932	(8%)
(1) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

Commodity Price Environment
	Year Ended December 31
Benchmarks	2009	2008	Change

West Texas Intermediate crude oil (US$ per barrel)	61.80	99.65	(38%)
Edmonton light crude oil ($ per barrel)	65.93	102.02	(35%)
Bow River blend crude oil ($ per barrel)	59.97	84.10	(29%)
AECO natural gas daily ($ per mcf)	3.95	8.14	(51%)

Canadian / U.S. dollar exchange rate	0.880	0.943	(7%)

The following graph summarizes benchmark commodity prices for our upstream production for the period of January 2008 to December 2009:

During 2009, the average WTI benchmark price was 38% lower than the prior year.  The average Edmonton light crude oil price (“Edmonton Par”) also decreased from the prior year to average $65.93 in 2009, a decrease of 35%.  The decrease in Edmonton Par has been less than that of the WTI benchmark price due to the relative weakening, on an annual average basis, of the Canadian dollar relative to the US dollar.

Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil inventories, pipeline capacity to deliver heavy crude to U.S. markets and the seasonal demand for heavy oil.  During 2009, the Bow River heavy oil differential relative to Edmonton Par tightened to an average of $5.96/bbl (or 9.0%) compared to $17.92/bbl (or 17.6%) in 2008.  On a per barrel basis, heavy oil differentials tightened throughout the year as production shortfalls and increased refinery demand for heavier grades of oil put upward pressure on pricing.

	2009				2008
Differential Benchmarks	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Bow River Blend differential to Edmonton Par ($/bbl)	7.81	6.62	3.91	5.50	14.07	16.48	21.50	19.63
Bow River Blend differential as a % of Edmonton Par	10.2%	9.2%	5.9%	11.1%	22.2%	13.5%	17.1%	20.2%

Compared to the prior year, the average AECO daily natural gas price was 51% lower during the year ended December 31, 2009.  Natural gas prices have weakened as a result of increased storage levels and decreased economic activity which has led to a decline in industrial consumption.

Realized Commodity Prices (1)
The following table summarizes our average realized price by product for 2009 and 2008.

	Year Ended December 31
	2009	2008	Change
Light to medium oil ($/bbl)	58.18	89.72	(35%)
Heavy oil ($/bbl)	52.91	77.22	(31%)
Natural gas liquids ($/bbl)	45.03	75.16	(40%)
Natural gas ($/mcf)	4.29	8.60	(50%)
Average realized price ($/boe)	47.02	75.39	(38%)
(1) Realized commodity prices exclude the impact of price risk management activities.

Our realized price for light to medium oil sales decreased by $31.54/bbl (or 35%) compared to the prior year, reflecting the $36.09/bbl (or 35%) decrease in Edmonton Par pricing.  Harvest’s heavy oil price decreased by $24.31/bbl (or 31%) compared to the prior year, reflecting the $24.13/bbl (or 29%) decrease in the Bow River price.  Our average realized price for natural gas production decreased by $4.31/mcf (or 50%) compared to the prior year, reflecting the $4.19/mcf (or 51%) decrease in AECO daily pricing over the year.

Sales Volumes
The average daily sales volumes by product were as follows:

	Year Ended December 31
	2009		2008
	Volume	Weighting	Volume	Weighting	% Volume Change
Light to medium oil (bbl/d)(1)	23,651	46%	25,093	45%	(6	% )
Heavy oil (bbl/d)	10,261	20%	12,162	22%	(16%)
Natural gas liquids (bbl/d)	2,718	5%	2,624	5%	4%
Total liquids (bbl/d)	36,630	71%	39,879	72%	(8%)
Natural gas (mcf/d)	90,097	29%	96,315	28%	(6%)
Total oil equivalent (boe/d)	51,646	100%	55,932	100%	(8%)
(1) Harvest classifies our oil production, except that produced from Hay River, as light to medium and heavy according to NI 51-101 guidance.  The oil produced from Hay River has an average API of 24o (medium grade) and is classified as a light to medium oil, notwithstanding that, it benefits from a heavy oil royalty regime and therefore would be classified as heavy oil according to NI 51-101.

Our light/ medium oil production was 23,651 bbl/d, a decrease of 1,442 bbl/d or 6%. The decrease is attributed to a combination of some additional downtime in the first quarter associated with cold weather, pipeline service disruptions at our Hay River property in the third quarter due to maintenance and normal decline associated with decreased capital spending throughout 2009.

Our heavy oil production has decreased steadily over the past twelve months resulting in a 16% reduction with year-to-date production of 10,261 bbl/d compared to 12,162 bbl/d in 2008. This reduction is largely the result of normal decline, increased water cuts on our large producing wells in the west central Saskatchewan and Lloydminster areas, and reduced spending on our heavy oil properties due to weak commodity prices.
Our 2009 natural gas production decreased by 6% relative to 2008, averaging 90,097 mcf/d. This reduction is due to normal decline resulting from reduced capital spending, downtime at certain third-party processing facilities in the Second Quarter 2009 coupled with the divestment of our Channel Lake properties, partially offset by production added from the acquisition of Pegasus in August 2009.

Revenues
	Year Ended December 31
(000’s)	2009	2008	Change
Light to medium oil sales	$502,239	$824,014	(39%)
Heavy oil sales	198,168	343,717	(42%)
Natural gas sales	141,225	303,303	(53%)
Natural gas liquids sales and other	44,676	72,180	(38%)
Total sales revenue	886,308	1,543,214	(43%)
Royalties	(128,860)	(248,445)	(48%)
Net Revenues	$757,448	$1,294,769	(41%)

Our revenue is impacted by changes in production volumes, commodity prices and currency exchange rates.  Our 2009 total sales revenue of $886.3 million is $656.9 million lower than the prior year, of which $534.9 million is attributed to lower realized prices and $122.0 million is in respect of lower production volumes.  The price decrease reflects the 35% decrease in Edmonton Par pricing and the 51% decrease in AECO daily natural gas pricing, while our decreased production volume is attributed to decline rates and a reduction in current year capital spending.

Light to medium oil sales revenue for 2009 was $321.8 million lower than the prior year due to a $272.3 million unfavourable price variance coupled with a $49.5 million unfavourable volume variance.  Heavy oil sales revenue of $198.2 million in 2009 was $145.5 million lower than in the prior year due to a $91.0 million unfavourable price variance and a $54.5 million unfavourable volume variance.  Natural gas sales revenue decreased by $162.1 million due to a $141.7 million unfavourable price variance and a $20.4 million unfavourable volume variance.

During 2009, natural gas liquids and other sales revenue decreased by $27.5 million compared to the prior year resulting from a $29.9 million unfavourable price variance offset by a $2.4 million favourable volume variance.  Generally, the natural gas liquids volume variance will be aligned with our production of natural gas while the price variances will be aligned with the prices realized for our oil production.

Royalties
We pay Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and our Crown royalties are based on a sliding scale dependent on production volumes and commodity prices.

Throughout 2009, net royalties as a percentage of gross revenue were 14.5% (2008 – 16.1%) and aggregated to $128.9 million (2008 - $248.4 million).  The decrease in our royalty rate throughout 2009 as compared to 2008 is due to reduced royalty rates in a lower commodity price environment as mandated by the Government of Alberta’s new Royalty Framework.

Operating Expenses
	Year Ended December 31
(000’s except per boe amounts)	2009		2008		Per BOE Change
	Total	Per BOE	Total	Per BOE
Operating expense
Power and fuel	$55,892	$2.97	$80,162	$3.92	(24%)
Well Servicing	48,152	2.55	52,561	2.57	(1%)
Repairs and maintenance	42,834	2.27	51,462	2.51	(10%)
Lease rentals and property taxes	30,857	1.64	27,953	1.37	20%
Processing and other fees	17,444	0.92	15,073	0.74	24%
Labour – internal	22,616	1.20	23,785	1.16	3%
Labour – contract	15,740	0.83	17,128	0.84	(1%)
Chemicals	13,946	0.74	15,968	0.78	(5%)
Trucking	10,488	0.56	11,297	0.55	2%
Other	706	0.04	5,501	0.26	(85%)
Total operating expense	$258,675	$13.72	$300,890	$14.70	(7%)

Transportation and marketing expense	$14,228	$0.75	$13,490	$0.66	14%

Our 2009 operating costs totaled $258.7 million, a reduction of $42.2 million from 2008.  On a per barrel basis, operating costs have decreased 7% to $13.72/boe as compared to $14.70/boe in the prior year, substantially attributed to reduced power and fuel costs, and to a lesser extent, reductions in repairs and maintenance expenses as a result of reduced activity in the industry in the current year.

Power and fuel costs, comprised primarily of electric power costs, represented approximately 22% of our total operating costs during 2009.  The average Alberta electric power price of $47.85/MWh in the year was 47% lower than the average 2008 price of $89.95/MWh and this decrease is reflected in our 24% per boe decrease in power and fuel costs compared to the prior year, offset by the power consumption at Hay River that is provided by BC Hydro and was not subject to the same price reductions. We had electric power price risk management contracts in place from April 2009 through December 2009 which resulted in a loss of $1.3 million compared to a gain of $10.0 million on the contracts held in place throughout the prior year.  The following table details the electric power costs per boe before and after the impact of our price risk management program.

	Year Ended December 31
(per boe)	2009	2008	Change
Electric power and fuel costs	$2.97	$3.92	(24%)
Realized losses (gains) on electricity risk management contracts	0.07	(0.49)	114%
Net electric power and fuel costs	$3.04	$3.43	(11%)
Alberta Power Pool electricity price (per MWh)	$47.85	$89.95	(47%)

Transportation and marketing expense for 2009 was $14.2 million or $0.75/boe, an increase of 14% per boe from $13.5 million or $0.66 per boe in 2008.  The increased transportation and marketing expense in 2009 is primarily due to additional clean oil trucking costs at our Hay River property while the facilities were in turnaround and pipeline service was disrupted.  These costs relate primarily to delivery of natural gas to Alberta’s natural gas sales hub, the AECO Storage Hub, and our cost of trucking clean crude oil to pipeline receipt points.  As a result, the total dollar amount of costs fluctuates in relation with our production volumes while the cost per boe typically remains relatively constant.

Operating Netback
	Year Ended December 31
(per boe)	2009	2008
Revenues	$47.02	$75.39
Royalties	(6.84)	(12.14)
Operating expense	(13.72)	(14.70)
Transportation and marketing expense	(0.75)	(0.66)
Operating netback(1)	$25.71	$47.89
(1) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

Harvest’s operating netback represents the net amount realized on a per boe basis after deducting directly related costs.  In 2009, our operating netback decreased by $22.18/boe or 46% over the prior year.  The decrease in our operating netback is primarily attributed to a $28.37/boe decrease in realized commodity prices, reflecting the decreases in Edmonton Par, Bow River and AECO pricing over the prior year, offset by a decrease in royalties of $5.30/boe and a 7% decrease in operating expenses.

General and Administrative (“G&A”) Expense
	Year Ended December 31
(000’s except per boe)	2009	2008	Change
Cash G&A	$35,795	$33,643	7%
Unit based compensation expense (recovery)	658	(775)	185%
Total G&A	$36,453	$32,868	11%

Cash G&A per boe ($/boe)	$1.90	$1.64	16%

For the year ended December 31, 2009, Cash G&A costs increased by $2.2 million (or 7%) compared to the prior year, reflecting higher employee costs in a continued tight market for technically qualified staff in the western Canadian petroleum and natural gas industry. Generally, over 80% of our Cash G&A expenses are related to salaries and other employee related costs.

Our unit based compensation plans provided employees with the option of settling outstanding awards with cash.  As a result, unit based compensation expense is determined using the intrinsic method, being the difference between the Trust Unit trading price and the strike price of the unit awards adjusted for the proportion that is vested.  The Plan of Arrangement with KNOC resulted in the accelerated vesting and cash payout of all outstanding Trust Unit Incentive Rights and Unit Awards on December 31, 2009 and accordingly, the unit based compensation expense recognized.  The market price of our Trust Units was $10.50 at December 31, 2008 compared to $10.00 on December 22, 2009 when the Trust Unit Incentive Rights and Unit Awards were settled.  Total unit based compensation expense increased $1.4 million in 2009 compared to 2008 as the result of the settlement of the unit based compensation plan with the closing of the acquisition of Harvest by the Korea National Oil Corporation (“KNOC”) in December.

Depletion, Depreciation, Amortization and Accretion Expense
	Year Ended December 31
(000’s except per boe)	2009	2008	Change
Depletion, depreciation and amortization	$407,239	$414,969	(2%)
Depletion of capitalized asset retirement costs	18,315	15,135	21%
Accretion on asset retirement obligation	24,737	18,631	33%
Total depletion, depreciation, amortization and accretion	$450,291	$448,735	0%
Per boe	$23.89	$21.92	9%

Our overall depletion, depreciation, amortization and accretion (“DDA&A”) expense for the year ended December 31, 2009 was relatively unchanged from the prior year.  The nominal increase is attributed to slightly higher finding, development and acquisition costs that have increased our depletion rate, partially offset by lower production volumes.

Capital Expenditures
	Year Ended December 31
(000’s)	2009	2008
Land and undeveloped lease rentals	$3,459	$7,762
Geological and geophysical	1,509	6,782
Drilling and completion	88,811	164,628
Well equipment, pipelines and facilities	81,626	81,680
Capitalized G&A expenses	10,756	10,235
Furniture, leaseholds and office equipment	114	225
Development capital expenditures excluding acquisitions and non-cash items	186,276	271,312
Non-cash capital additions (recoveries)	1,604	(251)
Total development capital expenditures excluding acquisitions	$187,880	$271,061

In 2009, approximately 48% of our development capital expenditures were incurred to drill 107 gross wells with a success rate of 99%, compared to 247 gross wells with a success rate of 100% in 2008.  Drilling activity was down in 2009 relative to 2008 due to the low oil price environment encountered at the start of the year, and although prices did strengthen during the year, Harvest maintained a reduced capital budget throughout 2009.

Our 2009 drilling activity focused primarily on our Hay River property where we drilled 45 gross wells. Of the 45 wells drilled, 23 were part of Harvest’s Enhanced Oil recovery project at Hay either providing additional water source for increased injection, or new water injection wells. Hay River produces medium gravity crude oil from the Bluesky formation and has been a focus for Harvest’s Enhanced Oil Recovery activity as we continue to see the benefits of the increased water injection and improved oil recovery.

In addition to Hay River, Harvest’s oil focused drilling program included 9 gross wells at SE Saskatchewan utilizing horizontal wells to access light crude oil in the Souris Valley and Bakken formations as well as 8 gross wells in Red Earth where we have pursued light oil in the Slave Point and Granite Wash formations, and more recently the application of staged fracturing technology to horizontal wells targeting the Slave Point. At Chedderville, in our Rimbey area, an additional 3 gross wells were drilled targeting the natural gas and natural gas liquids in the Ostracod formation, which contributed to production from this field increasing to over 2,500 boepd late in the third quarter and averaging over 2,100 boepd for the year.

Our enhanced oil recovery (“EOR”) efforts continue.  In addition to our project at Hay River, enhanced water injection has been continuing into our Bellshill Lake medium gravity crude oil pool, and our Suffield (Lark) heavy oil pool, and we continue to monitor these projects for increased production response. At Wainwright, we initiated polymer injection into the medium gravity Sparky oil pool in June 2009, and we have observed pressure response to the flood late in the year which is a positive indication that the polymer is beginning to improve the oil sweep on this existing waterflood.

The $81.6 million of well equipment, pipelines and facilities expenditures during 2009 includes the equipping of wells drilled during the year, and also a number of infrastructure initiatives to optimize the production performance of our asset base.

The following summarizes Harvest’s participation in gross and net wells drilled during 2009:

	Total Wells		Successful Wells		Abandoned Wells
Area	Gross(1)	Net	Gross	Net	Gross	Net

Hay River	45.0	45.0	45.0	45.0	-	-
Southeast Alberta	25.0	11.5	25.0	11.5	-	-
Rimbey	11.0	3.6	11.0	3.6	-	-
SE Saskatchewan	9.0	6.0	9.0	6.0	-	-
Red Earth	8.0	5.7	7.0	5.4	1.0	0.3
Lloyd/Hayter	3.0	1.5	3.0	1.5	-	-
Suffield	1.0	1.0	1.0	1.0	-	-
Other Areas	5.0	2.3	5.0	2.3	-	-
Total	107.0	76.6	106.0	76.3	1.0	0.3
(1)  Excludes 3 additional wells that we have an overriding royalty interest in.

Our 2009 capital development program of $186.3 million was complemented by our acquisition of Pegasus Oil & Gas which was completed in August 2009 at a cost of approximately $19 million and was the only significant acquisition made during the year. Harvest used 2009 to capture value on some of the minor assets within our portfolio, and completed approximately $ 64.8 million of dispositions. With a reduced level of investment relative to 2008 and increased focus on dispositions, Harvest Gross Proved Reserves at December 31, 2009 dropped to 140.3 mmboe as compared to 154.3 mmboe at December 31, 2008, and Gross Proved plus Probable Reserves were 199.5 mmboe as compared to 219.9 mmboe.

Acquisitions and Divestitures
During the Second Quarter, we closed the sale of two non-operated properties for net proceeds of approximately $63 million.  The sale of our natural gas interests in Channel Lake for approximately $43 million resulted in a disposition metric of approximately $53,000 per boe based on its current production of 4,860 mcf/d and approximately $2.30 per mcf based on proved plus probable reserves of approximately 19 bcf.  Our sale of certain non-operated interests in the Pembina area for approximately $20 million resulted in a disposition metric of approximately $94,800 per boe based on its current production of 211 boe/d (weighted 70% light oil and natural gas liquids and 30% natural gas) and approximately $13.00 per boe based on proved plus probable reserves of 1,520 mboe.  The net proceeds were applied to reduce our bank borrowings.

On August 11, 2009, we acquired approximately 93.5% of the issues and outstanding class A shares and 90.6% of the issued and outstanding class B shares of Pegasus Oil and Gas Inc. (“Pegasus”), a natural gas weighted producer with approximately 650 boe/d of production, in exchange for Trust Units.  Subsequent to August 11, 2009 and pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta), we purchased the remaining Pegasus shares and de-listed the Pegasus shares from the TSX Venture exchange.  Including the obligation to assume approximately $13.9 million of bank debt, the acquisition metrics were approximately $30,000 per boe of production and approximately $4.25 per boe of reserves on a proved plus probable basis.  The principal asset in this acquisition is a 7% working interest in liquids rich natural gas production from a property in the Crossfield area which is operated by Harvest.  This acquisition includes access to over 150,000 acres of land and over $50 million of income tax pools.  The President and Chief Executive Officer of Harvest as well as two Harvest directors each held a nominal number of shares in Pegasus.

Goodwill
Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of that acquired business. At December 31, 2008, we had $677.6 million of goodwill on our balance sheet related to our upstream segment, of which $0.8 million was added during 2008 with our purchase of a private oil and natural gas company.  The goodwill balance is assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount.  At September 30, 2009, it was determined that an impairment test was required for the Upstream reporting unit due to the reasonable expectation that a significant portion of, or all, of the reporting unit would be sold.  The Arrangement Agreement with KNOC was considered to be an indication of fair value of the issued and outstanding trust units of Harvest from which a fair value of the Upstream reporting unit could be reasonably determined.  Based on this, it was determined that the fair value of the Upstream reporting unit was below its carrying value at September 30, 2009 indicating a potential impairment.  Subsequently, the fair value of the Upstream goodwill was determined by valuing the reporting unit’s net assets in the same manner as allocating a purchase price in a business combination.  It was determined that the goodwill associated with the upstream reporting unit was fully impaired and a charge of $677.6 million was recorded in the financial results for the year ended December 31, 2009.

Asset Retirement Obligation (“ARO”)
In connection with property acquisitions and development expenditures, we record the fair value of the ARO as a liability in the same year the expenditures occur.  The associated asset retirement costs are capitalized as part of the carrying amount of the assets and are depleted and depreciated over our estimated net proved reserves. Once the initial ARO is measured, it is adjusted at the end of each period to reflect the passage of time as well as changes in the estimated future cash flows of the underlying obligation.  Our asset retirement obligation increased by $17.9 million during 2009 as a result of accretion expense of $24.7 million, new liabilities recorded of $0.3 million, and upward revisions in estimates of $7.2 million, offset by $14.3 million of actual asset retirement expenditures incurred.

DOWNSTREAM OPERATIONS

2009 Highlights

•
Cash from Downstream operations totaled $108.9 million (2008 - $83.6 million) reflecting improved margins, gains from operationally hedging our feedstock costs, and a weakening of the Canadian dollar relative to the US dollar, offset by reduced annual throughput.

•
An average refining margin of US$9.12/bbl reflects a US$1.96 increase over the prior year primarily attributed to higher margins on gasoline and HSFO relative to the WTI benchmark price and gains from operationally hedging our feedstock costs.

•
Refinery throughput averaged 83,939 bpd, representing a 73% utilization rate, primarily due to a shutdown in the Second Quarter to successfully complete a 42-day planned turnaround of the hydrocracking and hydrogen units, replacement of distillate hydrotreating and hydrocracking catalyst and regeneration of the naptha reforming unit catalyst costing approximately $47.5 million.  Fourth Quarter throughputs were also reduced to optimize refinery economics in response to changing market conditions and to conduct some planned maintenance on the crude and platformer units.

•
Refining operating costs of $2.71/bbl of throughput as compared to $2.08/bbl in the prior year reflect decreased throughput and additional repairs and maintenance costs resulting in total refining operating costs of $82.9 million ($78.9 million in 2008).

•	Cost of purchased energy decreased to $3.00/bbl of throughput as compared to $3.48/bbl in the prior year reflecting a lower commodity price environment as compared to the prior year.

•	Capital spending totaled $43.9 million as compared to $56.2 million in the prior year with $11.2 million incurred for the debottleneck projects.

Summary of Financial and Operational Results

	Year Ended December 31
(in $000’s except where noted below)	2009	2008	Change

Revenues	2,381,637	4,194,595	(43%)
Purchased feedstock for processing and products purchased for resale(4)	2,015,671	3,850,507	(47%)
Gross margin(1)	365,966	344,088	6%

Costs and expenses
Operating expense	102,556	98,736	4%
Purchased energy expense	91,868	131,878	(30%)
Turnaround and catalyst expense	47,487	5,645	741%
Marketing expense and other	12,009	20,753	(42%)
General and administrative expense	1,593	1,875	(15%)
Depreciation and amortization expense	77,288	71,076	9%
Goodwill impairment	206,465	-	100%
Earnings (loss) From Operations(1)	(173,300)	14,125	(133%)

Cash capital expenditures	43,875	56,162	(21%)

Feedstock volume (bbl/d)(2)	83,939	103,497	(19%)

Yield (000’s barrels)
Gasoline and related products	10,499	12,068	(13%)
Ultra low sulphur diesel and jet fuel	12,196	15,668	(22%)
HSFO	7,538	9,952	(24%)
Total	30,233	37,688	(20%)

Average refining margin (US$/bbl)(3)	9.12	7.16	27%
(1) These are non-GAAP measures; please refer to “Non-GAAP Measures” in this MD&A.
(2) Barrels per day are calculated using total barrels of crude oil feedstock and vacuum gas oil (“VGO”).
(3) Average refining margin is calculated based on per barrel of feedstock throughput.
(4) Purchased feedstock for processing and products purchased for resale includes inventory write-downs of $2.4 million for the year ended December 31, 2009 ($35.3 million for the year ended December 31, 2008).

Overview of Downstream Operations
Our Downstream operations are composed of a 115,000 bpd medium gravity sour crude oil hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador.  Our petroleum marketing business is composed of branded and unbranded retail and wholesale distribution and sales of gasoline, diesel, jet and other transportation fuels, as well as home heating fuels and related appliances and the revenues from our marine services businesses.

The financial performance of our refinery reflects its throughput, feedstock selection, operating effectiveness, refining margins and operating costs.  Our refining margin is dependent on the sales value of the refined products produced and the cost of crude oil and other feedstocks purchased as well as the yield of refined products from various feedstocks.  We continuously evaluate the market and relative refinery values of several different crude oils and vacuum gas oils (“VGO”) to determine the optimal feedstock mix.  We analyze the refining margin for each refined product as well as our sales revenue relative to refined product benchmark prices and the WTI benchmark price.  With respect to feedstock costs, we analyze our price discounts relative to the WTI benchmark price and segregate crude oil sources by country of origin for reporting.

In 2009 we purchased substantially all of our refinery feedstock and sold our distillate and gasoline products, with the exception of products sold in Newfoundland through our petroleum marketing division, to Vitol Refining S.A. (“Vitol”) pursuant to the Supply and Offtake Agreement (“SOA”).  Throughout 2008 and 2009, our High Surphur Fuel Oil (“HSFO”) was sold to a wholly-owned affiliate of one of the world’s largest integrated energy companies.  Effective November 1, 2009 Harvest announced a renewal of an amended SOA with Vitol for a primary term of two years after which the agreement will revert to evergreen.  Under this renewed and amended SOA, our HSFO will be sold to Vitol.   During the year ended December 31, 2009, approximately 62% of our refined product sales were to Vitol (67% during the year ended December 31, 2008).

The SOA with Vitol contains pricing terms that reflect market prices based on an average ten-day delay which results in our purchases from, and sales to, Vitol being priced on future prices as compared to pricing at the time of delivery.  With the exception of the sales to Vitol, our refined products are sold at prices that reflect market prices at the time that the product is delivered to the purchaser.  For more information on the SOA with Vitol, see the description in our Annual Information Form for the year ended December 31, 2008 as filed on SEDAR at www.sedar.com; a description of the amendments discussed above will be included in our Annual Information Form for the year ended December 31, 2009 to be filed on SEDAR.

For the year ended December 31, 2009, our refining gross margin was $317.7 million as compared to $287.6 million in the prior year, an increase of $30.1 million.  The increase in refining gross margin is primarily due to stronger gasoline and HSFO margins, which resulted in positive price variances of $74.0 million and $145.6 million, respectively, partially offset by reduced distillate margins, which resulted in a negative price variance of $254.7 million.

For the year ended December 31, 2009, our marketing division earned a gross margin of $48.2 million as compared to $56.5 million in the prior year. The  $8.3 million decrease is mainly due to a significant decrease in the price of sulphur, which is sold through a profit sharing agreement with a third party processor and  which contributed nil million in 2009 as compared with $8.5 million in 2008 .

Refining Benchmark Prices
The following average benchmark prices and currency exchange rates are the reference points from which we discuss our refinery’s financial performance:

	Year Ended December 31
	2009	2008	Change
WTI crude oil (US$/bbl)	61.80	99.65	(38%)
Brent crude oil (US$/bbl)	62.50	98.38	(36%)
Basrah Official Sales Price (“OSP”) Discount (US$/bbl)	(3.23)	(7.40)	(56%)
RBOB gasoline (US$/bbl / US$/gallon)	70.86/1.69	104.40/2.49	(32%)
Heating Oil (US$/bbl / $US/gallon)	69.93/1.67	119.89/2.85	(42%)
HSFO (US$/bbl)	55.07	73.13	(25%)
Canadian / U.S. dollar exchange rate	0.880	0.943	(7%)

The following graph summarizes the WTI crack spreads for the respective benchmark product prices for the period of January 2008 through December 2009:

During 2009, the Heating Oil Crack Spread averaged US$8.13/bbl, a decrease of US$12.11/bbl over the US$20.24/bbl averaged in the prior year, as previously strong demand for distillate products in North America, Europe and Asia decreased, reducing margins.  The RBOB Gasoline Crack Spread averaged US$9.06/bbl in 2009, an improvement of US$4.31/bbl from the US$4.75/bbl averaged in the prior year, as North American refinery output was curtailed to balance the continued weak demand resulting from the slowdown in economic activity. Similarly, the HSFO Crack Spread differential averaged US$6.73/bbl less than WTI in 2009, an increase of US$19.79/bbl from the average differential of US$26.52/bbl less than WTI in the prior year, as the prices of heavy sour crude oils improved substantially in the fourth quarter of 2008 and remained relatively stable throughout 2009.

During 2009, the Canadian/U.S. dollar exchange rate averaged $0.880, a decrease of $0.063 from the prior year.  The relative weakening of the Canadian dollar resulted in a nominal increase in our cash flows from Downstream operations in 2009, as refined product and crude oil prices are denominated in U.S. dollars.

Summary of Gross Margin
The following table summarizes our Downstream gross margin for the years ended December 31, 2009 and 2008 segregated between refining activities and petroleum marketing and other related businesses.

	Year Ended December 31
	2009			2008
(000’s of Canadian dollars)	Refining	Marketing	Total	Refining	Marketing	Total

Sales revenue(1)	2,291,971	479,930	2,381,637	4,092,555	670,686	4,194,595
Cost of feedstock for processing and products for resale(1)	1,974,223	431,714	2,015,671	3,804,952	614,201	3,850,507
Gross margin(2)	317,748	48,216	365,966	287,603	56,485	344,088

Average refining margin (US$/bbl)	9.12			7.16

    (1) Downstream sales revenue and cost of products for processing and resale are net of intra-segment sales of $390.3 million for the year ended December 31, 2009 (2008 - $568.6 million) reflecting the refined products produced by the refinery and sold by the Marketing Division.
(2) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

Refining Gross Margin
The following graph summarizes our average refining margin relative to the cost of feedstock for the period of January 2008 to December 2009:

The following chart summarizes our refining gross margin by refined product over the same time period by quarter:

Throughout 2008, refining margins averaged US$7.16/bbl, as crack spreads were particularly strong for distillate products with distillate margins averaging US$29.91/bbl for the year, while gasoline and HSFO crack spreads were relatively weak averaging US$6.68/bbl and US$(16.78)/bbl, respectively, reflecting increased feedstock costs and decreasing consumer demand for gasoline products particularly in the Fourth Quarter 2008.

In 2009, gasoline and HSFO margins improved over the prior year, while distillate margins softened considerably resulting in an average refining margin of US$9.12/bbl.  This US$1.96/bbl improvement over the prior year reflects the US $14.40/bbl improvement in HSFO margins from US$(16.78)/bbl to US$(2.38)bbl, particularly in the First Quarter of 2009 when the HSFO margin was positive US$4.20/bbl, reflecting improved margins on these lower valued petroleum products. Similarly, gasoline margins improved by US$4.63/bbl to US$11.31/bbl in 2009. These margin improvements were offset by a US$16.31/bbl decrease in distillate margins from US$29.91/bbl in 2008 to US$13.60/bbl in 2009.

Refinery Throughput
The throughput of our refinery for the period of January 2008 to December 2009 is illustrated below in thousands of barrels of feedstock per day:

During 2009, our feedstock was composed of 78,367 bpd of medium sour crude oil and 5,571 bpd of VGO as compared to 93,697 bpd of crude oil and 9,800 bpd of VGO in the prior year.  Our aggregate total throughput in 2009 was 83,939 bpd, a 19,558 bpd decrease over the prior year reflecting a utilization rate of 73% relative to a 115,000 bpd nameplate capacity.  Relative to 2008, refinery throughput was 19% lower, primarily attributed to a 42-day planned turnaround in the Second Quarter of 2009 coupled with the planned reduction in throughput in the Fourth Quarter of 2009 to optimize refinery economics in response to changing market conditions and to conduct some planned maintenance on the crude and platformer units.   The planned turnaround was performed on the hydrocracking and hydrogen units and saw replacement of distillate hydrotreating and hydrocracking catalyst, as well as regeneration of the naphtha reforming unit catalyst, after which the refinery returned to near-capacity throughput for most of the Third Quarter.  The refinery experienced limited planned or unplanned downtime in 2008, though our throughput was intentionally reduced from May through August in an effort to improve overall gross margin by reducing feedstock to eliminate the production of vacuum tower bottoms (“VTB’s”) in excess of our visbreaker unit capacity, thereby eliminating the need to downgrade middle distillate valued streams to blend the excess VTB’s into lower valued HSFO.

Refinery Sales Revenue
A comparison of our refinery yield, product pricing and revenue for the years ended December 31, 2009 and 2008 is presented below:

	Year Ended December 31
	2009			2008
	Refinery Revenues	Volume	Sales Price	Refinery Revenues	Volume	Sales Price(1)
	(000’s of Cdn $)	(000’s of bbls)	(US$ per bbl/ US$ per US gal)	(000’s of Cdn $)	(000’s of bbls)	(US$ per bbl/ US$ per US gal)
Gasoline products	851,850	11,014	68.06/1.62	1,327,599	12,830	97.58/2.32
Distillates	972,872	12,169	70.35/1.68	2,006,406	15,661	120.81/2.88
HSFO	467,249	7,563	54.37	758,550	9,651	74.12
	2,291,971	30,746	65.60	4,092,555	38,142	101.18
Inventory adjustment		(513)			(454)
Total production		30,233			37,688
Yield (as a % of Feedstock)		98.7%			99.7%

For the year ended December 31, 2009, our refinery yield was composed of 35% gasoline products, 40% distillates and 25% HSFO compared to 32%, 42% and 26% for the same products during 2008.  Although our yield can be altered slightly by adjusting refinery operations to react to market conditions and seasonal demand, product yields are primarily impacted by the type of crude oil feedstock processed and refinery performance.  The shift in product yield in 2009 from distillates to gasoline is attributed to end-of-run activity of the hydrocracker catalyst as well as other end-of-run conditions in the First Quarter 2009 prior to the scheduled turnaround completed in the Second Quarter of 2009 as well as operational and feedstock changes to capitalize on the improved gasoline margins in 2009.

Relative to the average WTI benchmark price, in 2009 our refined products sold at an average premium of US$2.27/bbl higher than in the prior year.  In 2009, our average sales price was US$65.60/bbl (a premium of US$3.80/bbl over WTI) as compared to an average selling price of US$101.18/bbl in the prior year (a premium of US$1.53/bbl over WTI).  This increase in premium represents a $79.3 million price variance in 2009.

During 2009, the average sales premium to the average WTI benchmark price for our gasoline was US$6.26/bbl as compared to a US$2.07/bbl discount to WTI realized in 2008 representing a $104.3 million increase in gross margin as compared to the prior year.  This US$8.33 improvement in gasoline refining margins relative to WTI reflects the reduction in North American refinery gasoline output to balance the continued weak demand resulting from the slowdown in economic activity.

During 2009, the average sales premium to the average WTI benchmark price for our distillate products was US$8.55/bbl as compared to a US$21.16/bbl premium over WTI realized in 2008 representing a $174.4 million decrease in gross margin as compared to the prior year.  During 2009, global demand for distillate products weakened relative to the prior year resulting in poorer relative margins.  As well, in 2009 the generally weaker margins for distillates were partially offset by US$0.7 million of incremental revenue from delivering approximately 2.7 million barrels of distillate products to Europe pursuant to our profit sharing arrangement with Vitol (in 2008 US$7.9 million of incremental revenue from delivery of approximately 7.5 million barrels).

During 2009, the average sales discount to the average WTI benchmark price for our HSFO was US$7.43/bbl   as compared to a US$25.53/bbl discount in 2008 representing a $155.6 million improvement in gross margin as compared to the prior year.  The US$18.10/bbl improvement in our HSFO pricing relative to WTI reflects the US$19.79/bbl improvement in the HSFO benchmark crack spread.

Refinery Feedstock
The volatility of WTI prices throughout 2009 makes it difficult to compare the economics of crude types when our consumption of crude type varies from month-to-month and costs are aggregated over the year.  Further, our refinery processes international waterborne crude oils and VGO’s and the WTI benchmark price generally reflects a land-locked North American price with limited access to the international markets.

The cost of our feedstocks reflect numerous factors beyond changes in WTI price, including the quality of the crude oil processed, the mix of crude oil types, the costs of transporting the crude oil to our refinery, the ten-day delay in pricing pursuant to the SOA and, for our Iraqi crude oil purchases, the Official Selling Price (“OSP”) as set by the Oil Marketing Company of the Republic of Iraq.  On a monthly basis, the OSP is announced as a discount to the WTI benchmark price for North American deliveries and is influenced by the quality of the crude oil as well as by the demand from contract purchasers in other regions.

A comparison of crude oil and VGO feedstock processed for the years ended December 31, 2009 and 2008 is presented below:

	Year Ended December 31
	2009			2008
	Cost of Feedstock	Volume	Cost per Barrel (1)	Cost of Feedstock	Volume	Cost per Barrel (1)
	(000’s of Cdn $)	(000’s of bbls)	(US$/bbl)	(000’s of Cdn $)	(000’s of bbls)	(US$/bbl)

Iraqi	1,132,066	18,098	55.05	1,963,882	21,218	87.28
Russian	437,386	5,816	66.18	614,187	5,973	96.97
Venezuelan	260,456	4,690	48.87	676,777	7,102	89.86
Crude Oil Feedstock	1,829,908	28,604	56.30	3,254,846	34,293	89.50
VGO	145,806	2,033	63.11	396,676	3,586	104.31
	1,975,714	30,637	56.75	3,651,522	37,879	90.90

Net inventory adjustment (2)	(28,183)			(8,990)
Additives and blendstocks	33,971			127,136
Inventory write-down (recovery) (3)	(7,279)			35,284
	1,974,223			3,804,952

(1) Cost of feedstock includes all costs of transporting the crude oil to refinery in Newfoundland.
(2) Inventories are determined using the weighted average cost method.
(3) Inventory write-downs are calculated on a product by product basis using the lower of cost or net realizable value.

The following graph illustrates the volatility of the Basrah Light OSP discount to WTI since January 2008, which relative to our US$9.12 average refining margin for 2009 is a significant factor to our Downstream financial performance:

Although the OSP discount may change between the date of loading in Iraq and its eventual processing later at our refinery, the OSP discount applicable at the time of loading does not change for our purchase.  For example, the OSP discount of US$4.05 in February 2009 was a component of the cost of our feedstock processed in April and May recognizing the 30 to 45 days required to load in Iraq, transport to our refinery in Newfoundland, and storage residence time before processing.  Although the SOA provides for operational hedging of the risk of WTI price variations between the time of pricing of our feedstocks and the time of processing, we are not able to hedge or otherwise manage the basis risk to WTI price associated with the medium sour crude oils we typically process.

When we commit to crude oil purchases, Vitol sells a forward WTI price contract for the appropriate futures contract month, which results in cash market price fluctuations subsequent to our purchase commitment being offset by the price fluctuations of the futures contract.  If the crude oil is not processed before the expiration of the forward contract, the volume of the forward contract relating to unprocessed crude oil is rolled to the next futures contract month.  This practice results in better matching of our refined product sales prices with our cost of feedstock.  The persistent contango shape of the NYMEX WTI futures price curve since October 2008 has resulted in operational hedging gains from the rolling forward of these price contracts, which reduced our feedstock costs in the month the feedstock is processed.  During 2009, this operational hedging resulted in reductions to the cost of our feedstock of US$73.2 million, as compared to the prior year when this operational hedging resulted in reductions to the cost of feedstock of US$0.4 million.

The cost of our crude oil feedstock averaged US$56.30/bbl during 2009 representing a US$5.50/bbl discount from WTI as compared to a cost of US$89.50/bbl and a discount of US$10.15/bbl in the prior year.  The US$5.50 discount is composed of a US$3.07/bbl quality discount (2008 – US$6.30/bbl) and a US$2.35/bbl operational hedging gain (2008 – US$0.01/bbl) offset by a US$0.08/bbl reduction relating to timing under the SOA (2008 – US$3.83/bbl).

The average cost of purchased VGO during 2009 was US$63.11/bbl representing a premium of US$1.31/bbl relative to the WTI benchmark price as compared to US$104.31/bbl and a US$4.66/bbl premium in the prior year.  The reduced premium in 2009 is attributed to reduced demand for VGO as a consequence of reduced gasoline demand coupled with the benefit of our operational hedging.

Operating Expenses
The following summarizes the operating costs from the refinery and marketing division for the years ended December 31, 2009 and 2008:

	Year Ended December 31
	2009			2008
(000’s of Canadian dollars)	Refining	Marketing	Total	Refining	Marketing	Total

Operating expense	82,888	19,668	102,556	78,907	19,829	98,736
Turnaround and catalyst	47,487	-	47,487	5,645	-	5,645
Purchased energy	91,868	-	91,868	131,878	-	131,878
	222,243	19,668	241,911	216,430	19,829	236,259

The largest component of refining operating expense is wages, salaries and benefits which totaled $49.3 million during 2009 (2008 - $49.6 million) while the other significant components were maintenance and repair costs of $15.0 million (2008 - $13.2 million), insurance of $6.2 million (2008 - $5.7 million) and professional services of $3.5 million (2008 - $5.1 million).  Refining operating expenses were $2.71/bbl during the year as compared to $2.08/bbl in 2008 reflecting decreased throughput and an increase in total refining operating expenses, particularly repair and maintenance costs.  The marketing division’s operating expenses have remained relatively unchanged from the prior year.

Turnaround and catalyst expenditures for the year ended December 31, 2009 of $47.5 million relate to costs incurred in preparation for, and completion of, the scheduled turnaround in the Second Quarter of 2009 of the hydrocracking and hydrogen units, replacement of distillate hydrotreating and hydrocracking catalyst and the regeneration of the naptha reforming unit catalyst.  Of the total costs incurred related to the turnaround, $21.5 million relates to catalyst replacement and regeneration expenditures, while the balance relates to other turnaround activities.  Harvest’s accounting policy is to expense all turnaround and catalyst replacement and regeneration expenditures, while capitalizing projects that provide future economic benefit.  Turnaround and catalyst expenditures incurred in 2008 of $5.6 million relate to planned equipment certifications scheduled during the shutdown to implement the visbreaker unit expansion project.

Purchased energy, consisting of low sulphur fuel oil (“LSFO”) and electricity, is required to provide heat and power to refinery operations.  Our purchased energy for the year ended December 31, 2009 was $3.00/bbl of throughput as compared to $3.48/bbl for 2008.  In 2009, we purchased approximately 1.3 million barrels of LSFO at an average price of US$56.80/bbl as compared to approximately 1.6 million barrels purchased in 2008 at an average price of US$72.79/bbl.  The $38.9 million decrease in the cost of purchased LSFO is due to a $21.3 million decreased price variance and a $17.6 million decrease in volume consumed.  Our electricity costs decreased during the year at $9.0 million as compared to $10.1 million in the prior year, a result of reduced average throughput.

Marketing Expense and Other
During the year ended December 31, 2009, marketing expense was composed of $2.9 million (2008 - $3.4 million) of marketing fees (based on US$0.08/bbl) to acquire feedstock and $9.1 million (2008 - $26.0 million) of time value of money (TVM”) charges both pursuant to the terms of the SOA.  The decreased TVM charge is mainly the result of a reduced crude oil inventory investment associated with lower commodity prices.  At December 31, 2009, Harvest had commitments totaling approximately $582.1 million in respect of future crude oil feedstock purchases and related transportation from Vitol.

Capital Expenditures
Capital spending for the year ended December 31, 2009 totaled $43.9 million (2008 - $56.2 million) relating to various capital improvement projects including $11.2 million associated with the debottleneck projects.

Depreciation and Amortization Expense
The following summarizes the depreciation and amortization expense for the years ended December 31, 2009 and 2008:

	Year Ended December 31
	2009			2008
(000’s of Canadian dollars)	Refining	Marketing	Total	Refining	Marketing	Total

Tangible assets	67,619	3,262	70,881	62,383	2,555	64,938
Intangible assets	5,080	1,327	6,407	4,749	1,389	6,138
	72,699	4,589	77,288	67,132	3,944	71,076

The process units are amortized over an average useful life of 15 to 25 years.  The intangible assets, consisting of engineering drawings, customer lists, and fuel supply contracts, are amortized over a period of 20 years, 10 years, and the term of the expected cash flows, respectively.

Goodwill
At December 31, 2008, we had $216.2 million of goodwill on our balance sheet related to the October 2006 acquisition of our Downstream business segment.  As our Downstream assets are held in a self-sustaining subsidiary with a U.S. dollar functional currency, our goodwill is adjusted at each balance sheet date to reflect the end of period foreign exchange rate.  We assess our goodwill for impairment on an annual basis unless events or changes in circumstances warrant more frequent testing.  To assess goodwill for potential impairment we compare the estimated fair value of the business segment at the balance sheet date to the recorded net book value.  If the estimated fair value exceeds the net book value, no further evaluation is required.  Management uses judgment in determining the estimated fair value using internal assumptions and external information to compute the present value of expected future cash flows using discount rates commensurate with the risks involved.

At June 30, 2009, it was determined that an impairment test was required due to expectations of lower refining gross margins and the probable deferral of certain future capital expenditures.  The fair value of the Downstream reporting unit was determined using a discounted cash flow approach which incorporated management’s expectations of future throughput and expenses and the forward curve for refined product crack spreads.  At June 30, the fair value of the Downstream reporting unit was below its carrying value, indicating a potential impairment.  The fair value of the Downstream goodwill was determined by valuing the reporting unit’s net assets in the same manner as allocating a purchase price in a business combination.  As the carrying value of the reporting unit’s goodwill exceeded its fair value, it was determined that the goodwill associated with the Downstream reporting unit was fully impaired.  Accordingly, a charge of $206.5 million was recorded in the financial results for the year ended December 31, 2009.

RISK MANAGEMENT, FINANCING AND OTHER

Cash Flow Risk Management
Harvest employs an integrated approach to cash flow risk management strategies whereby our cash flow from producing crude oil in western Canada is financially integrated with our requirement to purchase crude oil feedstock for our Downstream operations even though the crude oil produced in western Canada does not physically flow to our refinery in Newfoundland.  As a result, our 2010 cash flow at risk is comprised of approximately 32,000 bbls/d of refined product price exposure, 57,000 bbls/d of refined product crack spread exposure and 68,000 mcf/d of net western Canadian natural gas price exposure.

Our cash flow risk management program includes a detailed analysis of the impact of changes in crude oil prices, natural gas prices, the U.S./Canadian dollar exchange rate and certain refined product prices.  The table below provides a summary of the gains and losses realized on our price risk management contracts for the years ended December 31, 2009 and 2008:

	Year Ended December 31
(000’s)	2009	2008	Change
Crude oil	$-	$(36,625)	100%
Refined product	45,705	(174,129)	126%
Natural gas	(129)	(381)	66%
Currency exchange rates	18,492	401	4,511%
Electric Power	(1,265)	9,952	(113%)
Total realized gain (loss)	$62,803	$(200,782)	131%

During 2009, our net realized gain on price risk management contracts was $62.8 million (2008 – loss of $200.8 million), an increase of $263.6 million over the prior year, primarily due to gains on our refined product pricing contracts of $45.7 million (2008 – loss of $174.1 million), as well as increased gains on our currency exchange contracts.  Additionally, Harvest did not have any crude oil contracts in place throughout 2009 as compared to having losses on crude oil contracts totaling $36.6 million in 2008.

In respect of refined products, we had pricing contracts in place for 12,000 bbl/d of NYMEX heating oil and 8,000 bbl/d of Platts heavy fuel oil for the first six months of 2009.  The cash settlements of these contracts aggregated to $35.2 million and $10.5 million, respectively, during the year.

We had contracted to fix the US/Canadian dollar exchange rate for the period July 2009 through December 2009 on US$15.0 million per month at an average of Cdn$1.282 per US $1.00.  Harvest received $18.5 million in settlements on this contract during the year.

During the First Quarter of 2009 we entered into a fixed price power contract for 10 MWh at $61.90 per MWh for the period of April 2009 through December 2009.  This contract resulted in losses of $1.3 million as the Alberta electric power prices averaged $47.85 per MWh during the period.  The fixed price contract ended in December 2009.  Beginning January 2010, we have contracted to fix 25 MWh at an average of $59.22 through December 2010.

As of December 31, 2009, the mark-to-market defficiency on our fixed price power contracts was $2.1 million. We had no contracts for WTI, refined products, natural gas or currency exchange at the end of December 2009.  Further details on our financial instruments and risk management contracts are included in Note 20 to the audited consolidated financial statements for the year ended December 31, 2009 filed on SEDAR at www.sedar.com.

Interest Expense
	Year Ended December 31
(000’s)	2009	2008	Change
Interest on short term debt
Bank loan	$8,747	$-	100%
Convertible Debentures	149	295	(49%)
Amortization of deferred finance charges – short term debt	-	-	n/a
	8,896	295	2916%

Interest on long-term debt
Bank loan	7,835	51,855	(85%)
Convertible Debentures	77,765	69,159	12%
7 7/8% Senior Notes	24,413	22,662	8%
Amortization of deferred finance charges – long term debt	930	2,699	(66%)
	110,943	146,375	(24%)
Total interest expense	$119,839	$146,670	(18%)

Interest expense, including the amortization of related financing costs, decreased $26.8 million (18%) compared to the prior year as interest on our bank borrowings has decreased by $35.3 million due to lower borrowing costs, while total interest expense on Convertible Debentures has increased as a result of our 2008 Convertible Debenture offering.

The interest on our $1.6 billion Extendible Revolving Credit Facility is at a floating rate based between 70 to 75 basis points over bankers’ acceptances for Canadian dollar borrowings.  During the year, interest charges on bank loans reflected an effective interest rate of 1.44%.  Further details on our credit facilities are included under “Liquidity and Capital Resources” and Note 11 to the audited consolidated financial statements for the year ended December 31, 2009 filed on SEDAR at www.sedar.com.

The interest on our Convertible Debentures totaled $77.9 million during 2009, representing a $8.5 million increase over the prior year.  The increase is due to the impact of the four additional months of interest on the 7.5% Convertible Debenture issued on April 25, 2008.  Details on the Convertible Debentures outstanding are fully described in Note 13 to the audited consolidated financial statements for the year ended December 31, 2009 filed on SEDAR at www.sedar.com.  Interest on the Convertible Debentures is based on the effective yield of the debt component of the Convertible Debentures, and as a result, the interest expense recorded is greater than the cash interest paid.

The interest on our 7 7/8% Senior Notes totaled $24.4 million for the year ended December 31, 2009.  Similar to our Convertible Debentures, interest expense is based on the effective yield, and as a result, the interest expense recorded is greater than the cash interest paid.

Included in short and long term interest expense is the amortization of the discount on the 7 7/8% Senior Notes, the accretion on the debt component balance of the Convertible Debentures to face value at maturity, as well as the amortization of commitment fees and legal costs incurred for our credit facility, all totaling $0.9 million for the year ended December 31, 2009.

Currency Exchange
Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on our U.S. dollar denominated 7 7/8% Senior Notes as well as any other U.S. dollar cash balances.  Realized foreign exchange losses of $3.1 million for 2009, have resulted from the settlement of U.S. dollar denominated transactions.  Since December 31, 2008, the Canadian dollar has strengthened compared to the U.S dollar from 1.218 to a rate of 1.051 at December 31, 2009, resulting in a year-to-date unrealized foreign exchange gain of $5.3 million.  Of this unrealized gain, $41.0 million relates to the 7 7/8% Senior Notes, offset by $35.9 million of unrealized foreign exchange loss attributed to downstream transactions.

Our downstream operations are considered a self-sustaining operation with a U.S. dollar functional currency.  The foreign exchange gains and losses incurred by our downstream operations relate to Canadian dollar transactions converted to U.S. dollars as their functional currency is U.S. dollars.  The cumulative translation adjustment recognized in other comprehensive income represents the translation of our downstream operation’s U.S. dollar functional currency financial statements to Canadian dollars using the current rate method.  During 2009, the strengthening of the Canadian dollar relative to the U.S. dollar resulted in a $172.1 million net cumulative translation gain (2008 – net gain of $284.7 million) as the stronger U.S. dollar results in an increase in the relative value of the net assets in our downstream operations.

KNOC Acquisition Related Costs
Harvest incurred $18.4 million of costs relating to the acquisition of Harvest Trust Units by KNOC which includes $13.6 for advisory services, $2.6 million for management contract payouts and $2.2 million for the settlement of the Trust Unit Rights Incentive Plan and the Unit Award Plan.

Future Income Tax
During 2009, there was a significant change in the corporate structure of Harvest that impacted our accounting for future income taxes. As a result of the acquisition by KNOC on December 22, 2009, Harvest is no longer a public trust and is therefore no longer subject to the SIFT tax legislation that passed in Bill C-52 in June 2007 which made the distributions of publicly traded trusts subject to tax. Management does not intend on having income accumulate in the trust; however, in the event that this occurred, tax free distributions could be made to KNOC Canada to eliminate any taxable income. This results in an effective tax rate of zero for Harvest’s flow through entities which led to a reversal of the remaining future tax liability that was initially booked upon the enactment of the SIFT rates in the second quarter of 2007.  A recovery of $224.7 million relating to this reversal was realized through equity during 2009 as it arose from a change in shareholder status, while a recovery of $28 million was reflected in the income statement.  The additional movement was due to a future tax asset of $15 million being recorded on the Pegasus acquisition.

At the end of 2009, Harvest had a net future income tax asset on the balance sheet of $64.8 million, comprised of a $91 million future income tax liability for the downstream corporate entities and an offsetting future income tax asset of $155.8 million for the upstream corporate entities.  This compares to a future income tax liability of $204 million at the end of the prior year, comprised of a $372.6 million provision for our various flow through entities and a $168.6 million net asset for our corporate entities.

At the end of 2009, we estimated our unclaimed capital expenditures to be:

Tax Classification (in millions)	Trust	Upstream Operations	Downstream Operations	Total
Canadian Oil & Gas Property Expenditures	$487.0	$313.2	$-	$800.2
Canadian Development & Exploration Expenditures	-	309.9	-	309.9
Unclaimed Capital Costs	-	361.3	314.3	675.6
Non-capital losses and other	25.1	823.6	317.3	1,166.0
Total	$512.1	$1,808.0	$631.6	$2,951.7

Income Tax Reassessment
In January 2009, the Canada Revenue Agency (“CRA”) issued a Notice of Reassessment to Harvest Energy Trust in respect of its 2002 through 2004 taxation years claiming past taxes, interest and penalties totaling $6.2 million.  The CRA has adjusted taxable income to include the net profits interest revenue to an accrual basis whereas our income tax filings have been prepared on a cash basis.  Management and our legal advisors believe the reassessment by the CRA has not properly applied a provision of the Income Tax Act (Canada) that entitles income from a property to be included in taxable income in the year in which the payment is received.  In addition to presenting the merit of our position to the CRA, we have filed a Notice of Objection with the CRA and we have now scheduled the examinations for discovery for early April 2010.

In 2005, the Harvest Energy Trust tax return was prepared on a cash basis with no taxes payable, and if prepared on an accrual basis of reporting consistent with the 2002 through 2004 taxation years as reassessed by the CRA, there would be taxes owing of approximately $40 million.  In 2006, the Harvest Energy Trust tax return was prepared using an accrual basis of reporting for the Net Profits Interest payments, and included the incremental payments required to align the prior years’ cash basis of reporting with no taxes payable.

As both management and our legal advisors believe the Income Tax Act (Canada) entitles income from a property to be reported on a cash basis prior to 2007, we expect the outcome of the CRA reassessments will be resolved with no taxes paid for taxation years 2002 through 2006.  Accordingly, the amount of this contingent liability has not been accrued for the year ended December 31, 2009.

Contractual Obligations and Commitments
We have contractual obligations and commitments entered into in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and land lease obligations.  These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.  We also have contractual obligations and commitments that are of a less routine nature as disclosed in the following table:

	Maturity
Annual Contractual Obligations (000’s)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt(1)	$1,604,934	$650,687	$327,050	$390,598	$236,599
Interest on long-term debt(1)	259,367	75,404	118,277	58,394	7,292
Operating and premise leases	34,325	6,506	14,329	12,331	1,159
Purchase commitments(2)	20,990	19,173	1,817	-	-
Asset retirement obligations(3)	1,201,615	12,178	40,071	25,893	1,123,473
Transportation (4)	5,661	3,131	2,325	205	-
Pension contributions(5)	25,864	4,100	8,448	8,789	4,527
Feedstock commitments	582,050	582,050	-	-	-
Total	$3,734,806	$1,353,229	$512,317	$496,210	$1,373,050

(1)	Assumes constant foreign exchange rate.
(2)	Relates to drilling commitments, AFE commitments and downstream purchase commitments.
(3)	Represents the undiscounted obligation by period.
(4)	Relates to firm transportation commitment on the Nova pipeline.
(5)	Relates to the expected contributions for employee benefit plans.

We have a number of operating leases for moveable field equipment, vehicles and office space and our commitments under those leases are noted in our annual contractual obligations table above. The leases require periodic lease payments and are recorded as either operating costs or G&A. We also finance our annual insurance premiums, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

Off Balance Sheet Arrangements
As at December 31, 2009 and December 31, 2008, we have no off balance sheet arrangements in place.

Change In Accounting Policies
Effective December 31, 2009, Harvest adopted CICA issued amendments to Handbook Section 3862, Financial Instruments – Disclosures. The amendments include enhanced disclosures relating to the fair value of financial instruments and the liquidity risk associated with financial instruments. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Refer to Note 20 Financial Instruments and Risk Management for enhanced fair value disclosures and liquidity risk disclosures.

Effective January 1, 2009, Harvest adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standard “Goodwill and Intangible Assets”, Section 3064 which replaced Section 3062 “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition.  The adoption of this standard had no impact on the consolidated financial statements.

DISTRIBUTIONS TO UNITHOLDERS
Harvest has historically declared monthly distributions to Unitholders based upon expectations of cash from operating activities, capital expenditure plans and debt repayment requirements.  However, subsequent to the closing of the Arrangment on December 22, 2009, KNOC now owns all the issued and outstanding Trust Units and we no longer intend to declare regular monthly distributions.

In 2009, we declared distributions to Unitholders totaling $164.8 million ($1.00 per Trust Unit) representing 35% of our cash flow from operating activities as compared to $551.3 million ($3.60 per Trust Unit) representing 84% of our cash flow from operating activities in 2008.  This decrease in distributions is due to a change in our monthly distribution from $0.30 per Trust Unit to $0.05 per Trust Unit commencing in March 2009, as well as no distributions being declared for the final two months of 2009 as a result of the Arrangement with KNOC.

In 2009, our distributions exceeded our net income by $1,100.4 million compared to $339.3 million in 2008.  Our distributions will generally exceed the net income reported in our financial statements as a result of significant non-cash charges recorded in our income statement which have no impact on cash from operating activities, such as depletion, depreciation, amortization and accretion, unrealized gains/losses on risk management contracts, future income tax expense/recovery and goodwill impairments.

The following table summarizes our cash from operating activities, net income (loss), distributions declared and proceeds from our distribution reinvestment programs as well as distributions as percentage of cash from operating activities for the past two years:
	Year Ended December 31
(000’s except per trust unit amounts)	2009	2008	Change
Cash from Operating Activities	$473,602	$655,877	(28%)
Net Income (Loss)	$(935,634)	$212,019	(541%)
Distributions declared	$164,770	$551,325	(70%)
Per trust unit	$1.00	$3.60	(72%)
Distribution reinvestment proceeds	$43,717	$137,974	(68%)
Distributions as a percentage of cash from operating activities	35%	84%	(49%)

LIQUIDITY AND CAPITAL RESOURCES
Harvest is an integrated energy trust with a declining asset base in our upstream operations and a “near perpetual” asset in our downstream operations.  As well as future petroleum and natural gas prices, our upstream operations rely on the successful exploitation of our existing reserves, future development activities and strategic acquisitions to replace existing production and add additional reserves.  With a prudent maintenance program, our downstream assets are expected to have a long life with additional growth in profitability available by upgrading the HSFO currently produced, enhancing our refining capability to handle a lower cost feedstock and/or expanding our refining throughput capacity.  Future development activities and minor acquisitions in our upstream business as well as the maintenance program in our downstream business will likely be funded by our cash flow from operating activities while we will generally rely on funding more significant acquisitions and growth initiatives from some combination of cash flow from operating activities, issuances of incremental debt and capital injections from KNOC. Should incremental debt not be available to us through debt capital markets, our ability to make the necessary expenditures to maintain or expand our assets may be impaired.  In our upstream business, it is not possible to distinguish between expenditures to maintain productive capacity and spending to increase productive capacity due to the numerous factors impacting reserve reporting and the natural decline in reservoirs and accordingly, maintenance capital is not disclosed separately.

The economic downturn has reduced demand for commodities and lower prices as well as liquidity concerns in financial markets with a tightening of capital availability and higher costs for new credit commitments.  These conditions have significantly impacted our cash flow from operating activities and have resulted in our access to capital markets becoming more difficult. During the latter part of 2009 we have seen an improvement in the price of oil and in the liquidity of the debt capital markets.

On December 22, 2009, Korea National Oil Corporation (“KNOC”) acquired all of the issued and outstanding Trust Units of Harvest at a price of $10.00 per Trust Unit for an aggregate cash consideration of approximately $1.8 billion plus the assumption of approximately $2.3 billion of debt through its wholly owned Canadian subsidiary, KNOC Canada Ltd. The capital structure of Harvest was impacted by the covenants and conditions of our Revolving Credit Facility, 7 7/8% Senior Notes and Convertible Debenture agreements as a result of this transaction, each of which is explained in more detail below.
The following table summarizes our capital structure as at December 31, 2009 and 2008:
	As At December 31
(in millions)	2009	2008
DEBT
Extendible Revolving Credit Facility	$428.0	$1,226.2
7 7/8% Senior Notes Due 2011 (US$250 million)(1)	262.8	304.5
Convertible Debentures, at principal amount	914.2	916.7

Total Debt	1,605.0	2,447.4

Unitholders’ Equity, at book value less equity component of convertible debentures
242,268,801 issued at December 31, 2009	2,367.5	2,559.2
157,200,701 issued at December 31, 2008

TOTAL CAPITALIZATION	$3,972.5	$5,006.6

FINANCIAL RATIOS
Secured Debt to Annualized EBITDA(2)	0.7	1.5
Total Debt(3) to Annualized EBITDA(2)	2.7	1.8
Secured Debt to Total Capitalization	11%	25%
Total Debt to Total Capitalization	40%	31%

(1)	Face value converted at the period end exchange rate.
(2)	Annualized Earnings Before Interest, Taxes, Depreciation and Amortization based on twelve month rolling average.
(3)	“Total Debt” includes the convertible debentures in 2009 due to the economic elimination of the conversion feature subsequent to the acquisition of Harevest Energy Trust by KNOC.

During 2009, cash flow from operating activities was $473.6 million including a $1.9 million increase in non-cash working capital as compared to $655.9 million including a $9.9 million increase in non-cash working capital in 2008.  In 2009, we declared distributions of $164.8 million ($121.1 million net of our distribution re-investment plans) and required $230.2 million for capital expenditures which was partially offset by the $62.1 million received from our net acquisition and disposition activity resulting in a net cash requirement of $184.4 million.  At the end of 2009, our bank borrowings totaled $428.0 million, a reduction of $798.2 million over the prior year.

During 2009, the principal change in our capital structure was as a result of an equity injection by KNOC; on December 22, 2009, KNOC acquired all of the outstanding Units of the Trust and in addition injected $600 million of equity to paydown existing borrowings under the Credit Facility.  In January, 2010, KNOC injected a further $465.7 million of equity, also used to pay down borrowings under the credit facility.  In addition, in June 2009 we used the net proceeds of $120.2 million from the issuance of 17,330,000 Trust Units to reduce our bank borrowings. With lesser impact, we elected to settle the maturity of $0.9 million principal amount of 9% Convertible Debentures on May 31, 2009 with the issuance of 136,906 Trust Units and a similar settlement of the maturing $1.6 million 8% Convertible Debentures on September 30, 2009 with 259,184 Trust Units  rather than settling the obligations with cash.  During 2009, we also issued 6,590,755 Trust Units pursuant to Harvest’s Premium DistributionTM, Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “DRIP Plans”) raising $43.7 million.

On December 22, 2009, the acquisition of all the outstanding and issued Trust Units of Harvest by KNOC triggered a Change of Control as defined under our $1.6 billion Extendible Revolving Credit Facility; this Change of Control required Harvest to make a number of amendments to the existing credit facility. An amended credit agreement was reached with eight of the original 14 lenders, maturing April 30, 2010 for a new commitment level of $600 million; Harvest is currently negotiating the renewal of this agreement. At the end of 2009, we had $172 million of unutilized borrowing capacity under our $600 million Extendible Revolving Credit Facility.  For a complete description of our covenant-based credit agreement, see Note 11 to our audited consolidated financial statements for the year ended December 31, 2009.

In October 2004, Harvest Operations Corp., a wholly-owned subsidiary of Harvest, issued US$250 million of principal amount 7 7/8% Senior Notes and they remain outstanding at December 31, 2009.  These 7 7/8%  Senior Notes are unsecured, require semi-annual payments of interest and mature on October 15, 2011.  Similar to the Revolving Credit Facility, our 7 7/8% Senior Notes contain a Change of Control covenant which was triggered by KNOC’s purchase of Harvest’s Trust Units.  This covenant requires an Offer to Re-Purchase be made to the holders of the 7 7/8% Senior Notes at a price of 101% of the principal amount plus any accrued and unpaid interest to the date of repurchase.  In addition, Harvest may call the 7 7/8% Senior Notes for redemption at a price of 101.969% of the principal amount plus any accrued and unpaid interest to the redemption date and effective October 15, 2010 and thereafter, at a price of 100% of the principal amount plus any accrued and unpaid interest to the redemption date.  On January 20, 2010, Harvest made an offer to purchase 100% of the outstanding 7 7/8% Senior Notes for cash consideration of 101% of the principal amount thereof plus accrued and unpaid interest; on February 16, 2010, the offer relating to the 7 7/8% Senior Notes expired and US$40,434,000 principal amount was tendered, leaving a principal balance of US$209,566,000 outstanding.

The most restrictive covenant of the 7 7/8% Senior Notes limits the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1.0, and in respect of the incurrence of secured indebtedness, limits the amount to less than 65% of the present value of future net revenues from our proved petroleum and natural gas reserves discounted at an annual rate of 10%.  At the end 2009, 65% of the present value of the future net revenues from our proved petroleum and natural gas reserves discounted at an annual rate of 10% is approximately $1.9 billion.

With the announcement of Arrangement Agreement with KNOC, each of Moody’s Investor Services (“Moody’s) and Standard & Poor’s Ratings Services (S&P) have placed Harvest’s corporate rating of “B-” and “B3”, respectively, and “CCC” and “Caa1”, respectively, for the 7 7/8% Senior Notes under review for possible upgrade pending the completion of KNOC’s acquisition of the Trust Units.  KNOC is 100% owned by the Republic of Korea and has been rated as “A/Stable” by both Moody’s and S&P.

At the end of 2009, we had $914.2 million of principal amount of Convertible Debentures issued in five series with maturity dates over the next six years.  As a result of KNOC acquiring all of the outstanding Trust Units of Harvest at $10.00 per unit on December 22, 2009, the debentures are no longer convertible into Units but investors would receive $10.00 for each unit notionally received based on each series conversion rate.  Because every series of debentures carry a conversion price that exceeds $10.00 per unit, it is assumed that no investor would exercise their conversion option. In addition, KNOC’s acquisition of all Trust Units triggered the Change of Control mandatory offer to purchase all outstanding debentures at 101% of the principal amount within 21 to 30 days of the date of Change of Control.

Accordingly, on January 20, 2010, Harvest made an offer to purchase 100% of the outstanding Convertible Debentures for cash consideration of 101% of the principal amount thereof plus accrued and unpaid interest.  The expiry date of each offer is as follows:

Series	Face Value at December 31, 2009	Carrying Value at December 31, 2009	Expiry Date of offer:
6.5% Debentures due 2010	37,062	36,187	March 4, 2010
6.4% Debentures due 2012	174,626	170,667	February 11, 2010
7.25% Debentures due 2013	379,256	362,216	March 4, 2010
7.25% Debentures due 2014	73,222	68,458	February 25, 2010
7.5% Debentures due 2015	250,000	200,342	February 25, 2010
	914,166	837,870

As at March 4th, 2010 all of the offers have expired and the following redemptions have been made:
•	6.5% Debenture due 2010 – $13.3 million principal amount tendered leaving a principal balance of $23.8 million outstanding
•	6.4% Debenture due 2012 – $67.8 million principal amount tendered leaving a principal balance of $106.8 million outstanding
•	7.25% Debentures due 2013 - $48.7 million principal amount tendered leaving a principal balance of $330.5 million outstanding
•	7.25% Debentures due 2014 – $13.2 million principal amount tendered leaving a principal balance of $60.1 million outstanding
•	7.5% Debentures due 2015 – $13.4 million principal amount tendered leaving a principal balance of $236.6 million outstanding

In October 2009, North Atlantic Refinery Ltd. entered into an amended Supply and Offtake Agreement (“SOA”) with Vitol Refining S. A. (“Vitol”), an international crude oil trading company, for an initial 2 year term effective November 1, 2009. This agreement requires the ownership of the crude oil and other feedstocks and substantially all of the refined product inventory at the refinery be retained by Vitol and also grants Vitol the exclusive rights and obligations to provide and deliver feedstock to the refinery and to purchase substantially all refined products produced by the refinery.  This arrangement provides Harvest with financial support for its crude oil purchase commitments as well as working capital financing for its inventories of crude oil and substantially all refined products held for sale.  The amendments increased the amount of working capital financing available, reduced the cost of financing inventory and other working capital, and increased the prices realized for product sales.  For more information on the SOA, see the description in our Annual Information Form for the year ended December 31, 2008 as filed on SEDAR at www.sedar.com; a description of the amendments discussed above will be included in our Annual Information Form for the year ended December 31, 2009 to be filed on SEDAR. Pursuant to the SOA, we estimate that Vitol held inventories of VGO and crude oil feedstock (both delivered and in-transit) valued at approximately $582.1 million at the end of 2009 (as compared to $319.7 million at the end of 2008), which would have otherwise been assets of Harvest.

Through a combination of cash from operating activities, available undrawn credit capacity and the working capital provided by the Supply and Offtake Agreement with Vitol, it is anticipated that we will have enough liquidity to fund future operations and forecasted capital expenditures.

SUMMARY OF FOURTH QUARTER RESULTS
	Three months ended December 31
	2009				2008
	Upstream	Downstream	Total		Upstream	Downstream	Total	Change

Revenues	254,353	639,124	893,477		238,550	690,152	928,702	(4%)
Royalties	(40,338)	-	(40,338)		(35,963)	-	(35,963)	12%
Net revenues	214,015	639,124	853,139		202,587	690,152	892,739	(4%)

Less:
Purchased product for resale and processing	-	579,107	579,107		-	629,994	629,994	(8%)
Operating expenses	61,693	62,848	124,541		82,161	53,395	135,556	(8%)
Transportation and marketing	3,142	2,291	5,433		3,258	(5,805)	(2,547)	313%

Cash G&A	9,825	441	10,266		8,299	440	8,739	17%
Unit based compensation expense	353	(213)	140		(2,197)	(79)	(2,276)	106%
Total G&A	10,178	228	10,406		6,102	361	6,463	61%

Depreciation, depletion and accretion	106,659	17,729	124,388		119,339	20,638	139,977	(11%)
Net income per segment	32,343	(23,079)	9,264		(8,273)	(8,431)	(16,704)	155%

Realized gains (losses) on risk management contracts			9,785				24,434	(60%)
Unrealized gains (losses) on risk management contracts KNOC transaction costs			(10,639	) (18,393)			192,252 -	(106%) 100%
Interest and other financing charges			(28,828)				(37,324)	(23%)
Currency exchange (loss) gain			(4,177)				(8,510)	(51%)
Large corporation tax and other tax			(37)				552	(107%)
Future income tax (expense) recovery			30,003				(76,060)	139%
Net income (loss)			(13,022)				78,640	(117%)
Per Trust Unit, basic			(0.07)				0.50	(114%)
Per Trust Unit, diluted			(0.07)				0.50	(114%)

Cash From Operating Activities			76,999				183,740	(58%)
Per Trust Unit, basic			0.41				1.18	(65%)
Per Trust Unit, diluted			0.41				1.10	(63%)

Distributions declared			9,113				140,646	(94%)
Distributions declared, per Trust Unit			0.05				0.90	(94%)
Distributions declared as a percentage of Cash From Operations			12%				77%	(65%)

UPSTREAM OPERATIONS
Daily Production
Light / medium oil (bbl/d)			23,281				25,088	(7%)
Heavy oil (bbl/d)			9,491				11,306	(16%)
Natural gas liquids (bbl/d)			2,714				2,770	(2%)
Natural gas (mcf/d)			83,610				96,079	(13%)
Total daily sales volume (boe/d)			49,421				55,177	(10%)

Operating Netback(1) ($/BOE)
Revenue			55.94				46.99	19%
Royalties			(8.87)				(7.08)	25%
Operating expense			(13.57)				(16.19)	(16%)
Transportation expense			(0.69)				(0.64)	8%
Operating Netback(1)			32.81				23.08	42%

Cash capital expenditures			31,720				82,975	(62%)

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)			75,814				102,500	(26%)
Aggregate throughput (mbbl)			6,974				9,430	(26%)
Average Refining Margin (US$/bbl)			6.55				3.93	67%
Cash capital expenditures			9,097				24,317	(63%)

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measure” in this MD&A.

During the Fourth Quarter of 2009, cash from operating activities totaled $77.0 million, a $106.7 million decrease as compared to $183.7 million in the prior year.  The decrease is primarily due to a $12.3 million increase in working capital as compared to an $89.0 million reduction in the prior year.  Cash generated from our upstream operations of $134.1 million reflects an increase of $25.2 million from $108.9 million in the prior year, primarily due to a 42% increase in operating netbacks which were impacted by higher commodity prices and a 25% decrease in operating expenses.  Cash generated from our downstream operations decreased to a $6.1 million deficiency during the Fourth Quarter of 2009, as compared to a $10.6 million cash improvement in the prior year, mainly due to a planned reduction in throughput to obtain more favorable economics as well as some unplanned downtime.

Upstream Operations
Our 2009 Fourth Quarter revenues increased $15.8 million compared to the same period in the prior year as a result of our realized commodity prices increasing by $8.95/boe (19%) in response to higher crude oil prices and partially offset by a 5,756 boe/d decrease in production volumes due to normal decline and a reduction in 2009 capital spending.  Light/medium oil sales revenue for the three month period ended December 31, 2009 was $29.2 million (24%) higher than in same period in the prior year due to a favourable price variance of $37.9 million and an unfavourable volume variance of $8.7 million.  Heavy oil revenues increased by $10.5 million (24%) due to a favourable price variance of $17.6 million and an unfavourable volume variance of $7.1 million.   Natural gas sales revenue decreased by $24.8 million (40%) reflecting an unfavourable price variance of $16.8 million and an unfavourable volume variance of $8.0 million.

For the three months ended December 31, 2009, our net royalties as a percentage of revenue were 15.9% ($40.3 million) as compared to 15.1% ($36.0 million) in the same period in 2008.  Our royalty rate for the Fourth Quarter of 2009 was higher than in the same period in 2008 due to favourable one-time credits recorded in December 2008.

Operating expenses decreased by $20.5 million (25%) for the three months ended December 31, 2009 as compared to the same period in the prior year, which reflects a $7.5 million decrease in power and fuel costs, comprised primarily of electric power, a $5.0 million decrease in repairs and maintenance costs and a $3.2 million decrease in well servicing costs.  The average Alberta electric power price of $46.32/MWh in the Fourth Quarter of 2009 was 52% lower than the average price of $95.17/MWh in the same period in 2008.

Transportation and marketing expense was relatively consistent at $3.1 million for the three months ended December 31, 2009 and $3.3 million for the same period in 2008.

For the three months ended December 31, 2009, cash G&A increased by $1.5 million (17%) compared to the same period in the prior year reflecting increased costs to retain technically qualified staff in the western Canadian petroleum and natural gas industry.

Capital spending in the Fourth Quarter of 2009 decreased to $31.7 million from $83.0 million in the same period in 2008.  The decrease in spending is primarily due to decreased drilling activity as we drilled 19 wells (11.4 net) in the Fourth Quarter of 2009 as compared to drilling 82 wells (48.0 net) in the Fourth Quarter of 2008.

Downstream Operations
Our 2009 Fourth Quarter gross margin of $60.0 million was comparable to the 2008 Fourth Quarter gross margin of $60.2 million, as a result of higher refining margins that offset decreased throughput in the Fourth Quarter of 2009.

Refinery throughput averaged 75,814 bbl/d compared to 102,500 bbl/d in the prior year reflecting the impact of the planned crude and platformer units outage in the fall of 2009.   While throughput decreased, our 2009 Fourth Quarter average refining margin increased to US$6.55/bbl from US$3.93/bbl in the same period of 2008 reflecting the recovery of crack spreads.  As well, the average refining margin was impaired by a $35.3 million write-down on inventories in the Fourth Quarter of 2008 as a result of significant decreases in product prices.

The cost of feedstock was US$76.56/bbl in the Fourth Quarter of 2009, an increase of US$28.22/bbl compared to the same period in the prior year due to the significant quarter over quarter increase in WTI.

Operating costs averaged $3.43/bbl of throughput for the Fourth Quarter of 2009 as compared to $2.00/bbl in the same period in the prior year.  The increase is due to decreased throughput in November and early December 2009 as a result of the planned crude and platformer units outage to conduct repairs and perform maintenance.

Capital spending decreased by $15.2 million to $9.1 million in the Fourth Quarter of 2009 as compared with the same period in the prior year due to spending $13.7 million to complete our visbreaker project in November 2008.  Capital spending relating to the debottlenecking project in Fourth Quarter of 2009 was $4.1 million.

Corporate
Interest expense decreased by $8.5 million for the three months ended December 31, 2009 relative to the same period in the prior year.  The decrease is primarily attributed to an $8.1 million decrease in interest expense on our bank borrowing due to lower interest rate, and a $0.7 million decrease in interest expense on our U.S. dollar Senior Notes due to the strengthening of the Canadian dollar over US dollar, partially offset by $0.3 million increase in our Convertible Debenture interest expense.

In the Fourth Quarter of 2009, we realized a $9.8 million gain and a $10.6 million unrealized loss on our risk management contracts as compared to a realized gain of $24.4 million and a $192.3 million unrealized gain in the same period in 2008.  The realized gain and unrealized loss in the Fourth Quarter of 2009 is due the final settlement of our currency exchange contracts.

In the Fourth Quarter of 2009, we realized a $0.4 million gain on currency exchange transactions and an unrealized $4.5 million loss on currency translation, as compared to an $11.8 million realized loss and a $3.3 million unrealized gain in the same period in 2008.  The realized gain in the Fourth Quarter of 2009 is primarily the result of the settling of our Senior Notes interest payable as the Canadian dollar strenghthened.  The unrealized loss in the Fourth Quarter of 2009 relates to an increase in the net assets of our downstream operation on translation to Canadian dollars, offset by a decrease in the value of our U.S. dollar denominated Senior Notes.

SUMMARY OF QUARTERLY RESULTS
The following table and discussion highlights our Fourth Quarter of 2009 relative to the preceding seven quarters:

2009	2008
(000’s except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Revenue	$853,139	$991,854	$562,997	$731,095	$892,739	$1,597,195	$1,622,079	$1,377,352

Net (Loss) Income	$(13,022)	$(713,697)	$(265,779)	$56,864	$78,640	$295,788	$(162,063)	$(346)
Per Trust Unit, basic(1)	$(0.07)	$(3.95)	$(1.59)	$0.36	$0.50	$1.93	$(1.07)	$-
Per Trust Unit, diluted(1)	$(0.07)	$(3.95)	$(1.59)	$0.36	$0.50	$1.73	$(1.07)	$-

Cash from Operating Activities	$76,999	$98,979	$75,879	$221,745	$183,740	$133,493	$210,534	$128,119
Per Trust Unit, basic	$0.41	$0.55	$0.45	$1.40	$1.18	$0.87	$1.39	$0.85
Per Trust Unit, diluted	$0.41	$0.55	$0.45	$1.28	$1.10	$0.84	$1.26	$0.83

Distributions per Unit, declared	$0.05	$0.15	$0.15	$0.65	$0.90	$0.90	$0.90	$0.90

Total debt	$1,525,006	$2,148,912	$2,216,452	$2,373,925	$2,352,196	$2,284,664	$2,105,998	$2,209,451
Total assets	$4,404,912	$4,423,802	$5,296,596	$5,785,269	$5,745,407	$5,659,227	$5,637,879	$5,574,528
(1)	The sum of the interim periods
(2)	does not equal the total per year amount as there were large fluctuations in the weighted average number of Trust Units outstanding in each individual quarter.

Net revenues are comprised of revenues net of royalties from our Upstream operations as well as sales of refined products from our Downstream operations.  Throughout the first three quarters of 2008, net revenues were the highest in Harvest’s history due to strong commodity prices, however the significant decrease in commodity prices in the Fourth Quarter of 2008 and throughout 2009 coupled with the refinery turnaround in the Second Quarter of 2009 resulted in a significant decrease in net revenues.

Net (loss) income reflects both cash and non-cash items. Changes in non-cash items, including future income tax, DDA&A expense, unrealized foreign exchange gains and losses, unrealized gains on risk management contracts, goodwill impairment and Trust Unit right compensation expense cause net (loss) income to vary significantly from period to period.  In the Third Quarter of 2009, a goodwill impairment charge of $677.6 million relating to the Upstream reporting unit was recognized, while in the Second Quarter of 2009, a goodwill impairment charge of $206.5 million relating to the Downstream reporting unit was recognized.  Changes in the fair value of our risk management contracts have also contributed to the volatility in net (loss) income over the preceding eight quarters.  For these reasons, our net (loss) income does not reflect the same trends as net revenues or cash from operating activities, nor is it expected to.

Cash from operating activities is closely aligned with the trend in commodity prices for our Upstream operations and reflects the cyclical nature of the Downstream segment.  It is also significantly impacted by changes in working capital.  In the First Quarter of 2009, cash from operating activities increased from the previous quarter mainly reflecting increased refining margins.  The decrease in the Second Quarter of 2009 and the subsequent recovery in the Third Quarter mainly reflect the reduction in product sales from the Downstream segment due to the completion of a planned turnaround.  The Fourth Quarter of 2009 decreased due to a planned reduction in refinery throughput to increase gasoline and distillate yields and minimize HSFO production to obtain more favorable economics as well as some unplanned downtime associated with maintenance work on the crude and platformer units.

Total debt has remained relatively stable until the Fourth Quarter of 2009, reflecting moderate acquisition activity, offset by the issuance of Trust Units in the Second Quarter of 2009, and a net surplus of cash from operating activities over distributions to Unitholders.  The decrease in the Fourth Quarter of 2009 reflects the approximate $600 million repayment of bank indebtedness concurrent with the closing of the Arrangement Agreement with Korea National Oil Corporation on December 22, 2009.

Total assets have also remained relatively stable until the Second Quarter of 2009.  The stability reflects moderate acquisition activity offset by a reduction in net book value associated with depletion and depreciation charges.  In the Second Quarter of 2009, total assets decreased due to recording an impairment charge associated with the Downstream reporting unit’s goodwill, and then in the Third Quarter of 2009, a further decrease in total assets occurred resulting from a further impairment charge associated with the Upstream reporting unit’s goodwill.

OUTLOOK
During 2009, we saw a dramatic repositioning of Harvest with the year-end acquisition of Harvest units by KNOC. Concurrent with the acquisition of the outstanding units, Harvest issued an incremental $600 million of shares to KNOC that allowed bank debt to be reduced by the same amount. In early 2010, we issued an incremental $466 million of equity to KNOC further reducing bank debt in advance of the required change-of-control offers to holders of the senior notes and convertible debentures. With the improved balance sheet and the elimination of the distribution on the equity as well as an attractive asset base with identified growth opportunity, Harvest is well-positioned as a growth-oriented integrated oil company in Canada.

Currently the economic environment is mixed for Harvest with relatively strong crude oil and natural gas liquids prices offset by weaker natural gas prices and refining margins. We anticipate that we will continue to see a volatile commodity price environment in 2010. In light of the attractive investment opportunities in the asset base and the improved balance sheet situation, we have increased our capital expenditures expectations for 2010 in both the upstream and downstream business.

For our upstream operations, our capital spending plan for 2010 has been set at $320 million with a focus on oil projects. We expect to have an active drilling program with approximately 190 wells to be drilled over the course of the year. We also plan to continue with EOR projects in our larger oil reservoirs at Hay River, Bellshill Lake, Wainwright and Suffield with planned spending of $26 million.  We expect our EOR projects to reduce decline rates for an extended period with improved recoveries due to maintaining reservoir pressures and the bolstering of traditional water flood projects with the introduction of chemical enhancements, such as alkaline surfactant polymers.  Our continued focus on reservoir management and an increased level of drilling activity will likely result in increasing production volumes through the year.

We anticipate that our upstream production will average approximately 36,000 bbls/d of liquids and 80,000 mcf/d of natural gas (approximately 50,000 boe/d). Light and medium gravity oil, including natural gas liquids, is expected to represent approximately 55% of our total production in 2010 with heavy oil and natural gas accounting for 18% and 27%, respectively.  We will continue to focus on operating costs and G&A costs and pursue opportunities to reduce costs given the less active investment environment.  For 2010, we are projecting our operating costs to be approximately $14.00 per boe and general and administrative costs to be approximately $1.80 per boe.

In our downstream operations, capital spending will be directed to maintenance activities and increased discretionary profit improvement investments to improve reliability, increase throughput, enhance margins and reduce operating costs.  We currently anticipate spending approximately $150 million on capital projects, including $78 million for the Debottleneck Projects.  The Debottleneck Projects are a suite of investments estimated to cost a total of $310 million over the course of 2010 and 2011.  An additional $60 million will be spent in 2010 on catalyst and turnaround costs.

We experienced a production upset due to a fire in the hydrocracking unit and consequential shutdown of the refinery on January 7, 2010 and we are currently planning to operate at near capacity subsequent to restoration of the operation of all units, which is expected by the end of March. Therefore, full year throughput is projected to average 90,000 bpd of feedstock with a refined product yield of 45% distillates, 30% gasoline and 25% HSFO. We also project that operating costs and purchased energy costs will aggregate to $6.19 per bbl.  The cash flow contribution from our marketing activities in the Province of Newfoundland and Labrador is expected to contribute approximately $27 million of incremental cash flow to the downstream operations.

At the beginning of 2010, we had $914 million principal amount of Convertible Debentures issued in five series with a weighted average interest rate of approximately 7.1%.  The terms of our Convertible Debentures require semi-annual payments of interest.

During 2010, we will be negotiating a new bank credit facility. At year-end 2009, we had about $428 million drawn against a $600 million facility that matures in April 2010. After a further $466 million equity issue in January and before the results from the offers made to holders of senior debt and convertible debentures, we had no drawings against the committed bank facility.

Overall, we expect that based on current commodity price expectations, our 2010 cash from operating activities will be similar to that experienced in 2009.  With distributions to Unitholders eliminated, we will increase capital expenditures to take advantage of identified opportunities in the asset base. The following table reflects the sensitivity of our 2010 operations to changes in the following key factors to our business:

	Assumption	Change	Annual Impact on Cash Flow ($ millions)
WTI oil price (US$/bbl)	$75.00	$5.00	$42.7
CAD/USD exchange rate	$0.95	$0.05	$45.7
AECO daily natural gas price	$5.00	$1.00	$25.8
Refinery crack spread (US$/bbl)	$8.00	$1.00	$32.9
Upstream Operating Expenses (per boe)	$14.00	$1.00	$21.5

In our upstream business, we will continue to evaluate opportunities to acquire producing oil and/or natural gas properties as well as offer selected properties for divestment to maintain and enhance our productive capability.

CRITICAL ACCOUNTING ESTIMATES
There are a number of critical estimates underlying the accounting policies applied when preparing the consolidated financial statements due to timing differences between when certain activities take place and when they are reported. Changes in these estimates could have a material impact on our reported results.

Reserves
The process of estimating reserves is complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data.  In the process of estimating the economically recoverable oil and natural gas reserves and related future net cash flows, we incorporate many factors and assumptions, such as:
•	Expected reservoir characteristics based on geological, geophysical and engineering assessments;
•	Future production rates based on historical performance and expected future operating and investment activities;
•	Future oil and gas prices and quality differentials; and
•	Future development costs.

We follow the full cost method of accounting for our oil and natural gas activities. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost centre. Maintenance and repairs are charged against income, and renewals and enhancements that extend the economic life of the capital assets are capitalized. The provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method based on proved reserves as estimated by independent petroleum engineers.

Reserve estimates impact net income through depletion, the determination of asset retirement obligations and the application of an impairment test. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income, capital assets and asset retirement obligations.

Asset Retirement Obligations
In the determination of our asset retirement obligations, management is required to make a significant number of estimates with respect to activities that will occur in many years to come. In arriving at the recorded amount of the asset retirement obligation numerous assumptions are made with respect to ultimate settlement amounts, inflation factors, credit adjusted risk free discount rates, timing of settlement and expected changes in legal, regulatory, environmental and political environments. The asset retirement obligation also results in an increase to the carrying cost of capital assets. The obligation accretes to a higher amount with the passage of time as it is determined using discounted present values. A change in any one of the assumptions could impact the estimated future obligation and in return, net income. It is difficult to determine the impact of a change in any one of our assumptions. As a result, a reasonable sensitivity analysis cannot be performed.

Impairment of Capital Assets
Numerous estimates and judgments are involved in determining any potential impairment of capital assets. The most significant assumptions in determining future cash flows are future prices and reserves for our upstream operations and expected future refining margins and capital spending plans for our downstream operations.

The estimates of future prices and refining margins require significant judgments about highly uncertain future events. Historically, oil, natural gas and refined product prices have exhibited significant volatility from time to time. The prices used in carrying out our impairment tests for each operating segment are based on prices derived from a consensus of future price forecasts among industry analysts. Given the number of significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of impairment to be a critical accounting estimate.

If forecast WTI crude oil prices were to fall by 40%, the initial assessment of impairment of our upstream assets would not change; however, below that level, we would likely experience an impairment. Although oil and natural gas prices fluctuate a great deal in the short-term, they are typically stable over a longer time horizon. This mitigates potential for impairment.  Similarly, for our downstream operations, if forecast refining margins were to fall by more than 15%, it is likely that our downstream assets would experience an impairment despite the expected seasonal volatility in earnings.

Reductions in estimated future prices may also have an impact on estimates of proved reserves.  It is difficult to determine and assess the impact of a decrease in our proved reserves on our impairment tests. The relationship between the reserve estimate and the estimated undiscounted cash flows is complex.  As a result, we are unable to provide a reasonable sensitivity analysis of the impact that a reserve estimate decrease would have on our assessment of impairment.

Employee Future Benefits
We maintain a defined benefit pension plan for the employees of North Atlantic.  Obligations under employee future benefit plans are recorded net of plan assets where applicable.  An independent actuary determines the costs of our employee future benefit programs using the projected benefit method.  The determination of these costs requires management to estimate or make assumptions regarding the expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, employee turnover, discount rates and return on plan assets.  The obligation and expense recorded related to our employee future benefit plans could increase or decrease if there were to be a change in these estimates.  Pension expense represented less than 0.5% of our total expenses for 2009 (2008 - 0.5%).

Purchase Price Allocations
Business acquisitions are accounted for by the purchase method of accounting.  Under this method, the purchase price is allocated to the assets acquired and the liabilities assumed based on the fair values at the time of the acquisition.  The excess of the purchase price over the assigned fair values of the identifiable assets and liabilities is allocated to goodwill.  In determining the fair value of the assets and liabilities we are often required to make assumptions and estimates about future events, such as future oil and gas prices, refining margins and discount rates.  Changes in any of these assumptions would impact amounts assigned to assets and liabilities and goodwill in the purchase price allocation and as a result, future net earnings.

RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

In December 2008, the CICA issued section 1582, Business Combinations, replacing Section 1581 of the same name.  The new Section will be effective on January 1, 2011 with prospective application and early adoption allowed.  Under the new guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at their market price at the date of the exchange. Currently the purchase price used is based on the market price of the shares for a reasonable period before and after the date the acquisition is agreed upon and announced. This new guidance generally requires all acquisition costs to be expensed, while the current standard requires capitalization as part of the purchase price. Contingent liabilities are to be recognized at fair value at the acquisition date and remeasured at fair value through earnings each period until settled. While under the current standard only contingent liabilities that are resolved and payable are included in the cost to acquire the business. In addition, negative goodwill is required to be recognized immediately in earnings, unlike the current requirement to eliminate it by deducting it from non-current assets in the purchase price allocation.  Harvest is currently assessing the impact of this standard on our financial position and future results.

International Financial Reporting Standards
In February 2008, the CICA Accounting Standards Board (“ASB”) announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (“IFRS”) commencing January 1, 2011 which will require comparative IFRS information for the 2010 year end.

In July 2009, the International Accounting Standards Board (“IASB”) issued an amendment with additional exemptions for first time adopters of IFRS to enable an entity to measure exploration and evaluation assets at the amount determined under the entity’s previous accounting principles and it also provides for the measurement of oil and gas assets in the development or production phase, among other things, by allocating the amount determined by the entity’s previous accounting principles to the underlying assets on a pro rata basis using reserve volumes or reserve values at the date of transition.

We have staffed a project team with regular reporting to our senior management team and to the Audit Committee of the Board of Directors to ensure that we meet the IFRS transition requirements for 2011. The IFRS project team has developed an IFRS Transition Plan that consists of four key phases:

1.	Diagnostic phase – an initial assessment of the differences between Canadian accounting standards and IFRS, Planning, Assessment, Implementation and Training.
2.	Planning phase – development of a project plan that includes assignment of roles and responsibilities, timeline and budget.
3.
Assessment phase – a detailed comparison of the IFRS and Canadian standards to identify all applicable differences, as well as exemptions for first time adopters and expected changes to the relative IFRS standards. An assessment is then done on the impact on our accounting policies; information technology and data systems; business processes and data requirements; internal control over financial reporting, disclosure controls and procedures; financial reporting expertise and business activities that may be influenced such as debt covenants, capital requirements and compensation arrangements.

4.	Implementation phase – preparing transitional opening IFRS financial statements; implementing accounting policy changes; implementing and testing data, process, system and control changes; training.

We are currently involved in the assessment phase of the project. We have completed the detailed analysis of the differences for most elements of our financial statements and are currently working with representatives from the various operational areas to select accounting policies and assess the impact of the differences on the data requirements, business processes, financial systems and internal controls. We have commenced our training of key employees through this process as well.  Korea is on the same IFRS conversion schedule as Canada and as a result we must reassess the accounting policies that we have initially selected to ensure that they align with KNOC’s policy choices. At this stage in the project, the full impact of adopting IFRS on Harvest’s financial position and future results can not be determined; however, the most significantly impacted areas to date are property, plant and equipment and impairment of assets.

OPERATIONAL AND OTHER BUSINESS RISKS
Both Harvest’s upstream operations and its downstream operations are conducted in the same business environment as most other operators in the respective businesses and the business risks are very similar.  We intend to continue executing our business plan to create value.

We have segregated the identification of business risks into those generally applicable to upstream operations as well as downstream operations and should be read in conjunction with the full description of these risks in our Annual Information Form for the year ended December 31, 2009 to be filed on www.sedar.com.  The following summarizes the more significant risks:

Upstream Operations
•	Prices received for petroleum and natural gas have fluctuated widely in recent years and are also impacted by the volatility in the Canadian/US currency exchange rate.
•	The differential between light oil and heavy oil compounds the fluctuations in the benchmark oil prices.
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The operation of petroleum and natural gas properties involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected and/or dangerous conditions.

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The production of petroleum and natural gas may involve a significant use of electrical power and since de-regulation of the electric system in Alberta, electrical power prices in Alberta have been volatile.

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The markets for petroleum and natural gas produced in western Canada depend upon available capacity to refine crude oil and process natural gas as well as pipeline capacity to transport the products to consumers.

•	The reservoir and recovery information in reserve reports are estimates and actual production and recovery rates may vary from the estimates and the variations may be significant.

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Absent capital reinvestment, production levels from petroleum and natural gas properties will decline over time and absent commodity price increases, cash generated from operating these assets will also decline.

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Prices paid for acquisitions are based in part on reserve report estimates and the assumptions made preparing the reserve reports are subject to change as well as geological and engineering uncertainty.

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The operation of petroleum and natural gas properties is subject to environmental regulation pursuant to local, provincial and federal legislation and a breach of such legislation may result in the imposition of fines as well as higher operating standards that may increase costs.

Downstream Operations
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The market prices for crude oil and refined products have fluctuated significantly, the direction of the fluctuations may be inversely related and the relative magnitude may be different resulting volatile refining margins.

•	The prices for crude oil and refined products are generally based in US dollars while our operating costs are denominated in Canadian dollars which introduces currency exchange rate exposure.
•	Crude oil feedstock is delivered to our refinery via waterborne vessels which could experience delays in transporting supplies due to weather, accidents, government regulations or third party actions.
•	We are relying on the creditworthiness of Vitol for our purchase of feedstock and should their creditworthiness deteriorate, crude oil suppliers may restrict the sale of crude oil to Vitol.
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Our refinery is a single train integrated interdependent facility which could experience a major accident, be damaged by severe weather or otherwise be forced to shutdown which may reduce or eliminate our cash flow.

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Our refining operations which include the transportation and storage of a significant amount of crude oil and refined products are adjacent to environmentally sensitive coastal waters, and are subject to hazards and similar risks such as fires, explosions, spills and mechanical failures, any of which may result in personal injury, damage to our property and/or the property of others along with significant other liabilities in connection with a discharge of materials.

•	The production of aviation fuels subjects us to liability should contaminants in the fuel result in aircraft engines being damaged and/or aircraft crashes.
•	Collective agreements with our employees and the United Steel Workers of America may not prevent a strike or work stoppage and future agreements may result in an increase in operating costs.
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Refinery operations are subject to environmental regulation pursuant to local, provincial and federal legislation and a breach of such legislation may result in the imposition of fines as well as higher operating standards that may increase costs.

General Business Risks
•	The loss of a member to our senior management team and/or key technical operations employee could result in a disruption to either our upstream or downstream operations.
•	Variations in interest rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs.
•	Our crude oil sales and refining margins are denominated in US dollars while we incur costs in Canadian dollars which results in a currency exchange exposure.

CHANGES IN REGULATORY ENVIRONMENT
On October 25, 2007, the Government of Alberta released its New Royalty Framework (the “NRF”) outlining changes that increase the royalty rates on conventional oil and gas, oil sands and coal bed methane using a price-sensitive and volume-sensitive sliding rate formula for both conventional oil and natural gas.  These proposals were given Royal Assent on December 2, 2008 and became effective January 1, 2009.  Prior to the NRF, the amount of royalties payable was influenced by the oil price, oil production, density of oil and the vintage of the oil with the rate ranging from 10% to 35% and with respect to natural gas production, the royalty reserved was between 15% to 35% depending on the a prescribed or corporate average reference price and subject to various incentive programs.

The NRF sets royalty rates for conventional oil by a single sliding rate formula which is applied monthly and increases the range of royalty rates to up to 50% and with rate caps once the price of conventional oil reaches $120 per barrel.  With respect to natural gas production, the royalties outlined in the NRF are set by a single sliding rate formula ranging from 5% to 50% with a rate cap once the price of natural gas reaches $16.59 per GJ.

The NRF also includes a policy of “shallow rights reversion.”  The shallow rights reversion policy affects all petroleum and natural gas agreements, however, the timing of the reversion will differ depending on whether the leases and licences were acquired prior to or subsequent to January 1, 2009.  Leases granted after January 1, 2009 will be subject to shallow rights reversion at the expiry of the primary term, and in the event of a licence, the policy will apply after the expiry of the intermediate term.  Holders of leases and licences that have been continued indefinitely prior to January 1, 2009 will receive a notice regarding the reversion of the shallow rights which will be implemented three years from the date of the notice.   The lease or licence holder can make a request to extend this period.  The Government intends this policy to maximize the development of currently undeveloped resources by having the mineral rights to shallow gas geological formations that are not being developed revert back to the Government and be made available for resale.

On April 10, 2008, the Government of Alberta introduced two new royalty programs for the development of deep oil and natural gas reserves.  A five-year oil program for exploratory wells over 2,000 meters will provide royalty adjustments up to $1 million or 12 months of royalty offsets whichever comes first while a natural gas deep drilling program for wells deeper than 2,500 meters will create a sliding scale of royalty credit according to depth of up to $3,750/meter.

On November 19, 2008, the Government of Alberta announced the introduction of a five year program of Transitional Royalty Plan (the “TRP”) which effective January 1, 2009, offers companies drilling new natural gas or conventional deep oil wells (between 1,000 and 3,500 meters) a one-time option, on a well-by-well basis, to reduced royalty rates for new wells for a maximum period of five years to December 31, 2013 after which all wells convert to the NRF.  To qualify for this program, wells must be drilled between November 19, 2008 and December 31, 2013.

On March 3, 2009, the Government of Alberta announced a new three-point stimulus plan, and extended the plan to two years on June 25, 2009.  The drilling royalty credit for new conventional oil and natural gas wells is a two-year program effective for wells spud on or after April 1, 2009, and will provide a $200 per-metre-drilled royalty credit, with the maximum credit determined on a sliding scale based on the individual company’s total Alberta-based 2008 Crown oil and gas production.  The royalty rate cap is also effective April 1, 2009 for new conventional oil and natural gas wells and will provide a maximum 5% royalty rate for the first 12 months of production, to a maximum of 50,000 barrels of oil or 500 million cubic feet of natural gas per well, to all new wells that begin producing conventional oil or natural gas between April 1, 2009 and March 31, 2011.  The third point is an abandonment and reclamation fund which will provide $30 million to be invested by the Orphan Well Association to abandon and reclaim old well sites where there is no legally responsible or financially able party available.

In the February 2009 Speech from the Throne, the Alberta Government announced they were initiating a competitiveness review of the provinces Oil and Gas Sector which may include revisions to the current royalty program. The review is expected to be completed in 2010. For a detailed discussion of our regulatory environment, please refer to the discussion of Industry Conditions in the General Business Description of our Annual Information Form for the year ended December 31, 2009 which will be filed on SEDAR at www.sedar.com

In 2007, the Government of Alberta introduced the Climate Change and Emissions Management Amendment Act which intends to reduce greenhouse gas emissions intensity from large emitting facilities.  On January 24, 2008, the Government of Alberta announced their plan to reduce projected emissions in the province by 50% under the new climate change plan by 2050.  This will result in real reductions of 14% below 2005 levels.  The Government of Alberta stated they will form a government-industry council to determine a go-forward plan for implementing technologies, which will significantly reduce greenhouse gas emissions by capturing air emissions from industrial sources and locking them permanently underground in deep rock formations.

In 2002, the Government of Canada ratified the Kyoto Protocol which calls for Canada to reduce its greenhouse gas emissions to specified levels.  On April 26, 2007, the Government of Canada released its Action Plan to Reduce Greenhouse Gases and Air Pollution (the “Action Plan”) which includes a regulatory framework for air emissions.  This Action Plan is to regulate the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products.  On March 10, 2008, the Government of Canada released “Turning the Corner” outlining additional details to implement their April 2007 commitment to cut greenhouse gas emissions by an absolute 20% by 2020.  “Turning the Corner” sets out a framework to establish a market price for carbon emissions and sets up a carbon emission trading market to provide incentives for Canadians to reduce their greenhouse gas emissions.  In addition, the regulations include new measures for oil sands developers that require an 18% reduction from 2006 levels by 2010 for existing operations and for oil sands operations commencing in 2012, a carbon capture and storage capability.  There is no mention of targeting reductions for unintentional fugitive emissions for conventional producers.  Companies will be able to choose the most cost effective way to meet their emissions reduction targets from in-house reductions, contributions to time-limited technology funds, domestic emissions trading and the United Nations’ Clean Development Mechanism.  Companies that have already reduced their greenhouse gas emissions prior to 2006 will have access to a limited one-time credit for early adoption.  Giving the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, and the lack of detail in the Government of Canada’s announcement, it is not possible to assess the impact of the requirements on our operations and financial performance.

DISCLOSURE CONTROLS AND PROCEDURES
Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009 as defined under the rules adopted by the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009, our disclosure controls and procedures were effective to ensure that information required to be disclosed by Harvest in reports it files or submits to Canadian and U.S. securities authorities was recorded, processed, summarized and reported within the time period specified in Canadian and U.S. securities laws and was accumulated and communicated to Harvest’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining internal control over our financial reporting.  Our internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles.  Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009.  The evaluation was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that evaluation, management has concluded that as of December 31, 2009, the design and operation of internal controls were effective.

During the year ended December 31, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, errors or fraud.  Control systems, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control systems are met.

ADDITIONAL INFORMATION
Further information about us, including our Annual Information Form, can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca.  Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.